
DUPONT

A Referendum on Performance and Accountability

February 17, 2015


TRIAN
PARTNERS

DuPont Can Be Great

Disclosure Statement And Disclaimers

Additional Information

Trian Fund Management, L.P. ("Trian"), Trian Partners, L.P., Trian Partners Strategic Investment Fund, L.P., Trian Partners Strategic Investment Fund II, L.P., Trian Partners Master Fund, L.P., Trian Partners Parallel Fund I, L.P., Trian Partners Master Fund (ERISA), L.P., Trian Partners Strategic Investment Fund-A, L.P., Trian Partners Strategic Investment Fund-D, L.P., Trian Partners Strategic Investment Fund-N, L.P., Trian SPV (SUB) VIII, L.P., Trian Partners Fund (Sub)-G, L.P., Trian Partners Fund (Sub)-G II, L.P., Trian Fund Management GP, LLC, Nelson Peltz, Peter W. May, Edward P. Garden, John H. Myers, Arthur B. Winkleblack and Robert J. Zatta (collectively, the "Participants") intend to file with the Securities and Exchange Commission (the "SEC") a definitive proxy statement and an accompanying proxy card to be used to solicit proxies in connection with the 2015 Annual Meeting of Stockholders (including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof) (the "2015 Annual Meeting") of E.I. du Pont de Nemours and Company (the "Company"). Information relating to the Participants has been included in a preliminary proxy statement filed by the Participants with the SEC on February 11, 2015 and any amendments to that preliminary proxy statement. Stockholders are advised to read the definitive proxy statement and other documents related to the solicitation of stockholders of the Company for use at the 2015 Annual Meeting when they become available because they will contain important information, including additional information relating to the Participants. When completed and available, the Participants' definitive proxy statement will be mailed to stockholders of the Company. These materials and other materials filed by the Participants in connection with the solicitation of proxies will be available at no charge at the SEC's website at www.sec.gov. The definitive proxy statement (when available) and other relevant documents filed by the Participants with the SEC will also be available, without charge, by directing a request by mail, telephone or email to Trian's proxy solicitor, MacKenzie Partners, Inc. at 105 Madison Avenue, New York, New York 10016 (call collect: (212) 929-5500; call toll free: (800) 322-2885) or email: proxy@mackenziepartners.com.

General Considerations

This presentation is for general informational purposes only, is not complete and does not constitute an agreement, offer, a solicitation of an offer, or any advice or recommendation to enter into or conclude any transaction or confirmation thereof (whether on the terms shown herein or otherwise). This presentation should not be construed as legal, tax, investment, financial or other advice. The views expressed in this presentation represent the opinions of Trian and the funds it manages that hold shares of the Company (collectively, Trian and such funds, "Trian Partners"), and are based on publicly available information with respect to the Company and the other companies referred to herein. Trian Partners recognizes that there may be confidential information in the possession of the companies discussed in this presentation that could lead such companies to disagree with Trian Partners' conclusions. Certain financial information and data used herein have been derived or obtained from filings made with the SEC or other regulatory authorities and from other third party reports. Trian Partners currently beneficially owns shares of the Company.

Trian Partners has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. Trian Partners does not endorse third-party estimates or research which are used in this presentation solely for illustrative purposes. No warranty is made that data or information, whether derived or obtained from filings made with the SEC or any other regulatory agency or from any third party, are accurate. Past performance is not an indication of future results.

Neither the Participants nor any of their affiliates shall be responsible or have any liability for any misinformation contained in any third party, SEC or other regulatory filing or third party report. Unless otherwise indicated, the figures presented in this presentation, including return on invested capital ("ROIC") and investment values have not been calculated using generally accepted accounting principles ("GAAP") and have not been audited by independent accountants. Such figures may vary from GAAP accounting in material respects and there can be no assurance that the unrealized values reflected in this presentation will be realized. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections, pro forma information and potential impact of the opportunities identified by Trian Partners herein are based on assumptions that Trian Partners believes to be reasonable as of the date of this presentation, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. This presentation does not recommend the purchase or sale of any security.

Trian Partners reserves the right to change any of its opinions expressed herein at any time as it deems appropriate. Trian Partners disclaims any obligation to update the data, information or opinions contained in this presentation.

Note: Disclosure Statement and Disclaimers are continued on the next page

Disclosure Statement And Disclaimers (cont'd)

Forward-Looking Statements

This presentation contains forward-looking statements. All statements contained in this presentation that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained in this presentation that are not historical facts are based on current expectations, speak only as of the date of this presentation and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Trian Partners. Although Trian Partners believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of this presentation, any of the assumptions could be inaccurate and, therefore, there can be no assurance that the projected results or forward-looking statements included in this presentation will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included in this presentation, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and initiatives expressed or implied by such projected results and forward-looking statements will be achieved. Trian Partners will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements in this presentation to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Not An Offer to Sell or a Solicitation of an Offer to Buy

Under no circumstances is this presentation intended to be, nor should it be construed as, an offer to sell or a solicitation of an offer to buy any security. Funds managed by Trian are in the business of trading -- buying and selling -- securities. It is possible that there will be developments in the future that cause one or more of such funds from time to time to sell all or a portion of their holdings in open market transactions or otherwise (including via short sales), buy additional shares (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to such shares. Consequently, Trian Partners' beneficial ownership of shares of, and/or economic interest in, the Company's common stock may vary over time depending on various factors, with or without regard to Trian Partners' views of the Company's business, prospects or valuation (including the market price of the Company's common stock), including without limitation, other investment opportunities available to Trian Partners, concentration of positions in the portfolios managed by Trian, conditions in the securities markets and general economic and industry conditions. Trian Partners also reserves the right to change its intentions with respect to its investments in the Company and take any actions with respect to investments in the Company as it may deem appropriate.

Concerning Intellectual Property

All registered or unregistered service marks, trademarks and trade names referred to in this presentation are the property of their respective owners, and Trian Partners' use herein does not imply an affiliation with, or endorsement by, the owners of these service marks, trademarks and trade names.

The DuPont Story In Brief

Trian's Goals

- **While Trian has already made an impact on value creation at DuPont, there is much more value to be unlocked; a vote for Trian's nominees is a vote for four highly qualified individuals who will seek to work collaboratively with the Board to:**

  1. **Assess the corporate structure** and determine whether management is capable of achieving best-in-class revenue growth and margins with the existing portfolio or whether there is a need to separate the portfolio; Trian nominees are open-minded as to the best path forward
  2. **Eliminate excess corporate costs** and ensure productivity initiatives hit the bottom line
  3. **Assess capital allocation** including organic investments (R&D, capital expenditures, industrial biosciences initiatives), M&A, and balance sheet efficiency / capital return policies (increasing dividends)
  4. **Improve corporate governance** including transparency of business performance, alignment of compensation programs with performance, and overall accountability for promised performance

Recent Stock Price Strength Not Driven By Fundamentals

- **DuPont's stock price has risen ~53% since Trian's initial investment, yet EPS is below 2011 levels**
  - While DuPont boasts about its total return of 266% from 12/31/08 to 12/31/14, 116% of that return resulted from share price appreciation after Trian invested(1)
- **We believe DuPont's recent share price performance reflects the market's desire for Trian's involvement(2)**

Actual EPS vs. Long-Term Guidance



DuPont Stock Price $
$78.00
$68.00
$58.00
$48.00
$38.00
Actual/Guided EPS
$7.00
$6.50
$6.00
$5.50
$5.00
$4.50
$4.00
$3.50
$3.00
2011
2012
2013
2014
2015E
$4.32
$3.77
$3.88
$4.01
$4.10
$76.10
Trian invested in DuPont
DuPont announced PChem spin
$5bn share repurchase announced ($2bn in 2014)
2014 guidance reduced by 6%, projecting 3-6% growth. Announced $625m cost savings initiative(3)
Trian Summary White Paper released
DuPont Stock Price
Actual/Guided EPS

Source: Capital IQ, DuPont Press Releases and transcripts of earnings release conference calls.
(1) Source: DuPont presentation filed 1/9/15. 116% accounts for impact of share price appreciation from March 15, 2013 (date of Trian's initial investment) to December 31, 2014.
(2) While Trian believes that such share price appreciation is attributable to Trian's involvement as a DuPont stockholder, there is no objective method to confirm what portion of such appreciation was attributable to Trian's involvement and what portion may have been attributable to other factors.
(3) Represents announcement of Fresh Start Initiative, a $1bn cost saving plan, at the time, that includes $375m of costs transferred to Performance Chemicals. DuPont increased total program size to $1.3bn on 1/27/2015.

Trian Believes The Only EPS Growth Management Achieved Was Driven By The Cyclical Recovery

- **Under current management, the only time DuPont achieved its stated goal of 12% EPS growth was in 2010 and 2011**
- **Trian believes that EPS growth in 2010 and 2011 was driven by the cyclical snap back from unprecedented dislocations in the commodity markets during the financial crisis**


EPS Growth Was Generated Primarily
By The Cyclical Recovery


$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
$2.13
$3.66
$4.32
$3.77
$3.88
$4.01
$4.10
2009
2010
2011
2012
2013
2014
2015E(2)
Annual Growth/(Decline)
72%
18%
-13%
3%
3%
2%

Industrial Chemical Prices Index[1]


350
300
250
200
150
100
Jan'04
Sep'05
May'07
Jan'09
Sep'10
May'12
Jan'14
Beginning of Management Tenure

Management shouldn't take credit for half of a "chemical cycle", while not also taking into account performance into the downdraft

Source: SEC Filings & DuPont Sept 2014 Presentation,
(1) **Source:** Bureau of Labor Statistics (BLS), as referenced by DuPont in Q3 2012 earnings presentation. Data from Jan 2004 – Aug 2014, the last date for which data is considered final by the BLS. Index reference base of 100 in 1982.
(2) Midpoint of Company guidance ($4.00-$4.20) provided on Q4 2014 earnings call (January 27, 2015).

DuPont's EPS Growth Since 2011 Is Bottom Quartile, Regardless Of The Peer Group

DuPont EPS Growth vs. DuPont Proxy Peers (2011 – 2013)[1]



51%
42%
17%
16%
16%
16%
16%
11%
10%
9%
5%
3%
3%
1%
0%
-8%
-10%
-15%
MON
BA
KMB
UTX
HON
BAX
IR
EMR
JNJ
MMM
DOW
PG
JCI
APD
SYNN
MRK
DD
CAT

DuPont EPS Growth vs. Diversified Industrials And Chemicals Peers (2011 – 2013)[1]



32%
30%
29%
23%
21%
16%
16%
16%
11%
9%
5%
4%
-10%
-10%
-12%
-15%
EMN
FMC
GE
DOV
DHR
UTX
HON
IR
EMR
MMM
DOW
ETN
HUN
DD
BASF
CE

(1) **Note:** 2013 chosen as ending date for EPS growth comparison, as a significant portion of peers have not yet filed annual reports / Form 10-K's for 2014, which are necessary to make non-operating pension / OPEB (other post-employment benefits) adjustments for comparability with DuPont.

Trian Believes It Has Already Made An Impact On Value Creation At DuPont… And That There Is Much More To Be Unlocked

	Value Destruction Before Trian's Involvement	DuPont's Actions Since Trian's Involvement	Outstanding Concerns
Operations	▪ EPS down >7% since 2011 ▪ Management missed guidance for 3 years in a row[(1)] ▪ Routine one time earnings add-backs ▪ Revenue growth and margins underperform peers in 5 of 7 segments	▪ Announced Fresh Start Initiative, a $925m cost savings program (While DuPont claims $1.3bn of anticipated savings, $375m is expected to be transferred to Chemours)[(7)]	▪ We estimate $2-$4bn of excess corporate costs (annually)[(8)] ▪ Revenue growth and margins still trail peers in 5 of 7 segments ▪ Limited commitment to flow-through Fresh Start cost savings to the bottom line[(9)]
M&A	▪ Transferred >$5bn[(2)] of shareholder wealth to Private Equity owners by selling Axalta for cash versus tax-free spin-off – Value destruction exacerbated by excess corporate costs: $339m of 2011 EBITDA under DuPont vs $568 standalone[(3)] ▪ Trian estimates margins at Danisco have deteriorated ~460bps since acquisition ~4 years ago[(4)]	▪ Stopped diluting shareholders with large, expensive M&A ▪ Avoided significant tax leakage by spinning off Performance Chemicals (Chemours) vs. selling for cash ▪ Various other divestitures including the DuPont Theatre and Glass Laminating Solutions	▪ Performance Chemical spinoff announced in Oct. 2013; completion not expected until mid-2015, almost two years after announcement
Capital Allocation & Governance	▪ Took 10 years to complete the $2bn share buyback program launched in 2001[(5)] ▪ Dividend growth rate significantly below that of peers ▪ Poorly timed capex (e.g. $600m Altamira investment during TiO2 oversupply) ▪ Limited progress on R&D: – ~$5bn of Agriculture R&D has led to no traits, of significance, and $2.2bn in litigation costs[(6)] ▪ Poorly constructed compensation programs	▪ Announced a $5bn share buyback program, the largest in DuPont's history, of which $2bn was completed in fiscal 2014 ▪ Committed to return $4bn of capital to shareholders from the "midnight dividend" from Chemours prior to separation ▪ An upgrade of the Board	▪ No time commitment on the remaining $3bn of $5bn share buyback ▪ Uneconomic ROIC on R&D and capex in 2/3rds of the business ▪ Failure to meet Applied Bioscience goals ▪ Diluted shares outstanding have risen during CEO tenure ▪ Only $1bn of $4bn Coatings proceeds returned to shareholders ▪ Underleveraged balance sheet ▪ Misalignment of management incentives ▪ Poor corporate governance structure at Chemours

Source: Company SEC filings, transcripts and press releases.

(1) Excludes one-time gains, the impact of better than expected tax rate and other one-time items.

(2) Axalta's current enterprise value of ~$9bn minus after-tax sale proceeds of $4bn that DuPont received in sale of Coatings (closed 2013),

(3) EBITDA is defined as earnings before interest, taxes, depreciation and amortization. See footnotes on page 71.

(4) Please refer to page 84 for further detail. Margins in 2010 at Danisco pro forma for synergies were ~13.8% and were 9.3% in 2014.

(5) $2bn plan first authorized in 2001. The final purchase under the program was completed in H1 2012.

(6) See 2013 Form 10-K, and Reuters article on March 26, 2013 "Monsanto, DuPont strike $1.7 billion licensing deal, end lawsuits", DuPont had Imprelis charges of $1.2bn and $1bn jury verdict for patent infringement on Roundup Ready 2 patent (Monsanto's trait). In lieu of $1bn payment to Monsanto, DuPont agreed to pay a minimum of $1.75bn to Monsanto in long-term royalty payments for Roundup Ready 2 and dicamba.

(7) Represents announcement of Fresh Start Initiative in which $1.3bn cost saving plan includes $375m of costs transferred to Performance Chemicals.

(8) Please refer to pages 71 and 72.

(9) According to Q4 2014 earnings call. Please refer to page 74 for further details.


DuPont Can Be Great

DuPont Has Chosen The Path Of "Disruption"… Not Trian

- **DuPont asserts that "Trian has chosen this path [a proxy contest] with the potential to disrupt our Company at a key stage of execution against our plan"[1]**
- **We reject this notion, as Trian has consistently and purposefully avoided proxy contests over the years**
  - Trian has had only one proxy contest since inception a decade ago (Heinz); we have been able to reach an agreement with the company in the 12 other situations where we requested board representation
  - This includes agreements with some of the largest and most prominent companies in the world, such as PepsiCo, Mondelēz, Ingersoll-Rand and The Bank of New York Mellon
  - There have been many situations where we believe we could have gained more seats than for which we had settled, had we forced a proxy contest, but we compromised to avoid unnecessary distraction and to work constructively and collegially in the boardroom
- **However, Trian's efforts to compromise with DuPont since 2013 have been summarily rejected**
  - We have repeatedly offered to settle by adding a Trian Principal to the Board
  - In return, we pledged to work constructively to unlock value from a minority position – one where we could only influence events by convincing the majority of board members with "the power of the argument"
- **Disappointingly, this current situation could have been resolved at many different stages since 2013, but DuPont has not shown any interest in pursuing a settlement involving a Trian Principal**

- **Instead, management has missed guidance for the third year in a row[2]**
- **Time and resources continue to be wasted**
- **Why is it that DuPont recognizes the need to upgrade the Board but refuses to allow a large stockholder with a strong track record into the Boardroom?**

(1) Company press release. January 8, 2015.
(2) Excludes one-time gains, the impact of better than expected tax rate and other one-time items.

Did DuPont Learn Anything From Heinz?

Since Trian went public with our slate, DuPont has espoused the same rhetoric typical of contested elections. In fact, many of the company's allegations almost exactly match what Heinz said about Trian in 2006 – allegations that were proven wrong over time

DuPont Claims (2014/2015)	Heinz Claims (2006)	Heinz Reality Looking Back
"Trian has chosen this path [a proxy contest] with the potential to disrupt our Company at a key stage of execution against our plan" – DuPont Press Release, 1/8/15	*"Trian's presence on the Board will create substantial risk in Heinz's ability to deliver value to all shareholders".* – Heinz (6/06) *"The company is at a key inflection point and we cannot afford to let the Board and management be diverted from our progress and plan by creating a dysfunctional and destabilising environment. We have a world class Board that represents all the shareholders."* – Heinz (6/2/06)	✓ Trian nominees worked constructively as part of Heinz's Board from 2006 through sale of company in 2013 ✓ During this timeframe, Heinz generated a total shareholder return of 178% versus 109% for the packaged food index and 40% for the S&P 500 (see pg 26) ✓ Bill Johnson (former Chairman and CEO of Heinz) now serves as a Trian Advisory Partner: recently joined PepsiCo's Board as Trian nominee ✓ Mr. Johnson commented during an interview in 2008: *"I said to another CEO that if I were to form a board today, Nelson [Peltz] would be one of the first directors I'd ask to serve… [Trian's] team had good questions and good suggestions."* – CEO Magazine (3/08)
"So, if you look at the $2 to $4 billion estimate, I think there were some faulty extrapolations that might have been done to arrive at that number…" – DuPont – Bank of America Merrill Lynch Basic Materials Conference, 12/10/14	*"We believe that Trian has proposed a level of SG&A cuts that would cripple Heinz…. Reducing SG&A by proposed $400 million would require cutting compressible G&A and fixed costs by 43%. If cuts were to come from G&A only, it would require a 73% reduction.. We could fire every single G&A employee and still not save $400mm."* – Heinz (6/06)	✓ Heinz delivered 32 straight quarters of organic growth from Fiscal Year 2006-2013 ✓ Marketing spend increased 74% from 2006-2012, more than twice the rate of revenue growth ✓ EPS grew 60% during that timeframe, driven by strong topline growth and leveraging expenses ✓ Since Heinz was taken private, SEC filings shows that SG&A has declined by a further ~400bps as a percentage of sales (or ~$420m(1) in SG&A savings)

Sources: Bloomberg, DuPont and Heinz press releases and transcripts, H.J. Heinz Company SEC filings and H.J. Heinz Corporation II SEC filings. Heinz is Trian's only proxy contest (2006), which ISS labeled a "milestone proxy fight". See ISS M&A Insight H.J. Heinz Co. Note dated September 11, 2006 and WSJ article as of October 9, 2006 "Bigger Than They Look: How can investors with small stakes have such an impact in proxy fights?"
Note: February 14, 2013 was the day the Heinz acquisition was announced. Key metrics from FY 2006-2012 as company doesn't disclose marketing spend in 2013.
(1) Represents annualized cost savings as calculated on a run-rate basis from most recently available Heinz financials (3 month period ended Sept 28, 2014). SG&A savings estimate based on comparison to SG&A levels in FY 2013.


DuPont Can Be Great

DuPont's State Of Perpetual Transformation Has, In Our View, Led To A 16-Year Stock Price Decline

- **Since '98, DuPont has continually restructured the portfolio to no avail**
  - Divested >$34bn in revenue[1] and acquired over $11bn in revenue[2] vs DuPont's current ~$35bn[3] revenue base
- **Yet, DuPont's stock price has declined over a 16 year period**

Unaffected Stock Price[4] Has Declined -11% Since the Separation of Conoco (16+ years) And Down -20% From Peak (5/20/98)



$90
$75
$60
$45
$30
$15
May-98
Sep-01
Jan-05
May-08
Sep-11
Jan-15
Separation of Conoco announcement
DuPont completes Conoco split-off
Sale of Pharmaceuticals
Acquires remaining 80% of Pioneer
Sale of INVISTA
Danisco acquisition
Trian initial investment
Sale of Coatings
Day prior to Trian ownership made public (7/2013)

	DuPont	S&P 500	S&P Chem
TSR[5]	55%	144%	257%

Source: Bloomberg, Cap IQ as of 2/6/15 and SEC Filings.

(1) Represents significant divestitures. Full year of revenue at DuPont before being separated (Conoco in 1997, Pharmaceuticals in 2000, Textiles in 2003, Coatings in 2011). Does not include the proposed spin-off of Performance Chemicals which has not yet closed.

(2) Revenue at time of acquisition was nearly $5bn, but is now estimated by Trian to be over $11bn assuming 68% of Agriculture (based on 10-K) and 67% of Nutrition and 100% of Industrial Bio are revenues from acquired businesses (based on 2013 Data Book).

(3) 2014 revenue includes Performance Chemicals.

(4) Unaffected share price refers to September 16, 2014, the day prior to press reports of Trian's Summary White Paper.

(5) TSR from announcement of Conoco IPO through the day prior to the release of Trian's Summary White Paper (5/8/1998 – 9/16/2014).

Excess Corporate Costs: The Coatings Case Study

- **In 2012, DuPont announced the sale of Coatings to private equity buyers**
- **At the time, Coatings generated $339m(1) of EBITDA (2011A). Today, that same business, renamed Axalta, generates $852m(2) of EBITDA, an improvement of >150%**
- **In 2014, the new owners filed a Form S-1 to take Axalta public. The S-1 disclosed that Pro Forma EBITDA in 2011 was $568m(3), $229m higher than originally reported by DuPont in the same year – <u>this implies that DuPont burdened the Coatings segment with $229m of excess corporate costs</u>**



EBITDA Under DuPont (2007-2011)
$380(4)
-11%
$339(1)
2007
2011
EBITDA – Different Owners, Same Year
$339(1)
+68%
$568(3)
2011 (As Reported by DuPont)
2011 (As Reported by Axalta S-1)
EBITDA Under New Owners – Improvement (2011-LTM)
$568(3)
+50%
$852(2)
2011
LTM 9/30/14

- **DuPont transferred >$5bn of shareholder wealth to private equity owners by not running Coatings efficiently and selling the business for cash rather than doing a tax-free spin**
- **We estimate that consolidated DuPont is burdened by $2-$4 bn of excess corporate costs(5)**

Source: DuPont and Axalta SEC Filings.

(1) Coatings adjusted PTOI plus depreciation expense less an allocation of unallocated corporate costs plus an addback for non-cash items and certain pension expense in-line with Axalta's current addbacks to make it comparable to Axalta's figures. Assigns unallocated corporate expense at ~2% of sales (DuPont's FY2011 unallocated corporate expense and Other as % of FY2011 segment sales) to make margins comparable.

(2) Represents Axalta's Adjusted Operating Income plus Depreciation & Amortization expense for the last twelve months ending on 9/30/14. Metric differs slightly from Axalta's Adjusted EBITDA (as reported) as it excludes other expense (income) and dividend to non-controlling interest to make EBITDA comparable.

(3) Represents Axalta's Adjusted Operating Income plus Depreciation & Amortization expense for 2011. Metric differs slightly from Axalta's Adjusted EBITDA (as reported) as it excludes other expense (income) and dividend to non-controlling interest to make EBITDA comparable.

(4) Coatings 2007 EBITDA not adjusted for pension, because non-operating pension / OPEB (other post-employment benefits) expense was not disclosed by DuPont (DuPont had small pension income in 2007).

(5) Please refer to pages 71 and 72.

Dilutive M&A: Subtraction By Addition Of Danisco

Danisco Growth Below Historical and LT Targets



5.2% (1)
5-7%
8-10% (2)
7-9%
3.1% (3)
Danisco Avg Growth Rate
Danisco Long-term Target
DuPont 2011 Long-term Target
DuPont 2013 Long-term Target
Actual Organic Growth

Nutrition and Industrial Biosciences EBIT Margins[4]



13.8%
15.2% (5)
9.3%
10.6%
12.5%
Profitability down 33%
2010
2010PF For Danisco Margin Target
2014
PF for Synergies
Excluding Synergies

Source: Company SEC Filings and Transcripts, Danisco Annual and Quarterly Financial Reports and Transcripts.

(1) Danisco historical growth rate is organic growth from FY2005-2010 or 5.2%. Fiscal year 2006 growth measures only ingredients growth and Fiscal Year 2007 growth excludes flavours growth (as Danisco sold that business before DuPont acquired Danisco).

(2) 2011 long-term targets weighted by 2011 sales of Nutrition and Health and Industrial Biosciences.

(3) Revenue growth from Q2 2012-Q4 2014.

(4) Margins are before non-operating pension and OPEB expense. Uses Danisco pension expense to estimate non-operating pension and OPEB expense for Danisco prior to acquisition. For synergy figures, incorporates $130m of synergies based on Company Q4 2012 earnings call transcript (1/22/2013).

(5) 15.2% EBIT margin derived by assuming 15.9% margin for Danisco (estimated to be 76% of combined Nutrition and Industrial Bio revenue) and 4.8% margin for legacy soy business plus $130m of synergies.

Substantial Agriculture R&D Has Yielded Negative Results

~$5bn[5] in Agriculture R&D over last 5 years

Results

- **No new biotech traits, of significance, discovered**
- **$1bn jury verdict against DuPont for patent infringement**
  - A federal jury found that DuPont willfully infringed on Monsanto's RoundUp Ready 2 patent and owed Monsanto $1bn in damages[1]
  - In lieu of this, DuPont and Monsanto agreed to a settlement whereby DuPont will pay a minimum of $1.75bn in royalty payments for Roundup Ready 2 and dicamba (from 2014 through 2023)[2]
- **$1.2bn in charges relating to Imprelis, despite estimated sales of only ~$7m[3]**
- **Paying competitors for science capabilities**
  - DuPont licenses Bayer's LibertyLink, Dow's Herculex, Monsanto's Roundup Ready, and Syngenta's Agrisure
  - Agrisure license could exceed $400m in cumulative payments[4]

Source: SEC filings.
(1) Monsanto press release 8/1/12.
(2) DuPont press release 3/26/2013.
(3) Free Press, "EPA: DuPont failed to warn of popular herbicide's danger to trees". Charges taken by DuPont related to customer claims of damage caused by the Imprelis herbicide.
(4) Pioneer press release, 12/14/2010.
(5) 2010-2014 based on Company Data Book and 2014 Form 10-K.

Poorly Constructed Compensation Programs:
High Annual Payouts Despite Poor Performance

- **While revenue and EPS growth fell far short of LT targets, Short Term Incentive payouts have been 86%-87%**



Growth From Prior Year
Total Revenue
Adjusted EPS
7%
3%
3%
12%
-6%
3%
LT Target
2012
2013
LT Target
2012(2)
2013
STI(1) Incentives Payout
86%
87%
2012
2013

Source: DuPont 2014 proxy statement page 6 and 2013 proxy statement page 25

Source: DuPont 2014 proxy statement page 6

- **Disconnected qualitative measures: How are Individual Performance Ratings ~100% of target when Business Unit Performance Ratings are low?**
  - ***Management should be compensated for strong operational execution, not personality, effort or political astuteness***



Business Unit Performance Rating
78%
81%
2012
2013
≠
Individual Performance Rating
90%-110%
90%-110%
2012
2013

Source: DuPont 2014 proxy statement page 45 and 2013 proxy statement page 33

Source: DuPont 2014 proxy statement page 45 and 2013 proxy statement page 33

Source: Company SEC filings. Business Unit Performance Rating is meant to measure executive performance based on the Company's actual business performance compared to its objectives for the year, comprised of 25% after-tax operating income vs budget, 25% revenue vs budget, 33% cash flow from operations vs budget and 17% dynamic planning factor. Individual Performance Rating measures executives performance on achieving personal tasks/objectives.

(1) Represents short-term (annual) incentive payout factor for NEOs.

(2) EPS growth rate as disclosed in DuPont's 2013 proxy statement. This figure excludes EPS related to Coatings.

Trian's Board Engagement Is Comprehensive And Adds Value

At large capitalization companies, it is not unusual for Board and Committee meetings to entail a thousand pages of material; as a result, it is difficult, if not impossible, for any director without a team of analysts to thoroughly review all of the information

- **When a Trian partner joins a Board, the resources of Trian are mobilized:**
  1. Trian maintains the confidentiality of the Board materials
  2. An operational, financial, strategic and legal diligence request list is sent to the company
  3. The Trian team examines all the information
  4. Trian employees interact with several layers of management
- **The Trian director is therefore able to:**
  1. Reduce management's "information advantage" over Board members
  2. Provide thoughtful analysis and recommendations based on material, non-public information
  3. Ensure decisions are made by the Board in a dispassionate and clinical fashion

While DuPont may portray Trian's involvement as intrusive, history suggests the result is enhanced performance and long-lasting, collaborative relationships with management and other board members; perhaps best evidenced by Trian's continuing relationships with Bill Johnson, Arthur Winkleblack and Dennis Reilley (Heinz) and Dennis Kass (Legg Mason)

Trian's Nominees

Trian's Nominees

1. **Nelson Peltz**, Chief Executive Officer and a Founding Partner of Trian and a director of Mondelēz International, Inc., The Wendy's Company and The Madison Square Garden Company and a former director of H.J. Heinz Company, Legg Mason, Inc. and Ingersoll-Rand plc

2. **John H. Myers**, former President and Chief Executive Officer of GE Asset Management and currently a director of Legg Mason, Inc.

3. **Arthur B. Winkleblack**, former Executive Vice President and Chief Financial Officer of H.J. Heinz Company and currently a director of RTI International Metals, Inc. and Church & Dwight Co., Inc.

4. **Robert J. Zatta**, former Acting Chief Executive Officer and long-time Chief Financial Officer of Rockwood Holdings, Inc., a leading global developer, manufacturer, and marketer of specialty chemicals

Nelson Peltz Biography




TRIAN
PARTNERS


Mondelēz
International


MADISON SQUARE GARDEN


LEGG
MASON


THE
Wendy's
COMPANY


IR Ingersoll Rand
Inspiring Progress


Heinz


Snapple


TRIANGLE
INDUSTRIES, INC

- Chief Executive Officer & founding partner of Trian since its formation in 2005
- Serves as a director of Mondelēz International, Inc. (since January 2014), The Madison Square Garden Company (since December 2014) and The Wendy's Company, where is he non-executive Chairman (since 2007)
- Previously served as a director of Ingersoll-Rand plc (2012 to June 2014), H.J. Heinz Company (2006 until June 2013), Legg Mason, Inc. (2009 until December 2014) and National Propane Corporation (1996 to 1999), the managing financial partner of National Propane Partners, L.P., where he was Chairman of the Board
- Former Chairman and Chief Executive Officer of Triarc Companies, Inc. from 1993 until 2007. During that period, Triarc owned Arby's Restaurant Group, Inc. and Snapple Beverage Group, as well as other consumer and industrial businesses
- Former Chairman & Chief Executive Officer of Triangle Industries, Inc., a Fortune 100 industrial company and the parent of American National Can Company from 1983 until December 1988, when it was acquired by Pechiney, S.A
- From 1984 until 1992, Chairman and Chief Executive Officer and a director of Avery, Inc. which, from 1986 to 1989, was primarily engaged in the manufacture and sale of specialty chemicals through Uniroyal Chemical, which was sold in a management buyout
- Mr. Peltz began his business career in 1963 when he joined his family food business
- In September 2013, Mr. Peltz was recognized by the National Association of Corporate Directors (NACD) in 2010, 2011 and 2012 as among the most influential persons in the global Corporate Governance arena
- **Value Proposition:** Through Mr. Peltz's 40 years of experience in investing, turning around and building companies, he has developed strong operating experience and strategic planning skills that will benefit DuPont's operational initiatives and its long-term strategy. Trian believes the attributes, skills and qualifications that Mr. Peltz possesses through his experience as a hands-on executive and active board member on numerous public company boards will provide DuPont and its Board with valuable industry knowledge and management experience

Nelson Peltz Case Study: Triangle/American National Can (Fortune 100)


TRIANGLE INDUSTRIES, INC
American National Can

Investment Overview

- **Trian Principals acquired an initial interest in Triangle in 1983**
  - Trian Principals were Chairman & CEO and President & COO
  - Created significant value by growing organically and through M&A, keeping overhead lean and properly incentivizing management to grow profitably
  - Acquired National Can (1985, $420m) and the packaging business of American Can (1986, $600m)
  - Became one of the world's largest packaging companies and a Fortune 100 industrial company
- **End Result**
  - In 1988, Triangle Industries was sold to a strategic buyer (Pechiney) for over $4bn of enterprise value
  - In 1988, *Fortune* magazine ranked Triangle Industries as the best performer among all Fortune 500 industrial metal products companies based on "Total Return to Investors" over the previous decade

Triangle Industries Operating Performance


10.0%
8.6%
9.7%
6.2%
4.1%
$4,336
$2,668
$1,646
$137
$170
1983
1984
1985
1986
1987
Net Revenue
EBITDA Margin

Enterprise Value


($ in millions)
$4,200
$80
1983
1988

Disclaimer: This case study is an example of a discrete investment, which is presented solely to illustrate Trian's Principals' investment process and strategies and not to imply that Trian's involvement with DuPont will be successful. Market conditions at the times of the events reflected in the case study may differ materially from current and future market conditions. There can be no guarantee or assurance that Trian's strategic or operating initiatives if implemented will be successful. The performance of the example should therefore not be construed as an indication of the performance of DuPont on a go forward basis. Past performance is not an indication of future results.
Source: Bloomberg.

Nelson Peltz Case Study: Snapple Turnaround (A Harvard Business School Case Study)


Snapple

Investment Overview

- **Triarc, an investment vehicle controlled by Trian's Principals, acquired Snapple from Quaker Oats in 1997 ($300m purchase)**
  - Significant operational turnaround involving product innovation, supply chain investment and marketing
- **"Blank Sheet of Paper" approach to building an overhead structure, similar to the recent turnaround of Axalta in 2013/2014**
  - Built an efficient overhead structure for senior leadership and corporate services including finance, accounting HR, legal, and IT functions
  - Eliminated bureaucracy and bloated corporate structure
- **End Result**
  - Reversed a multi-year string of volume declines and grew top and bottom lines
  - Returned business back to profitability
  - 11 straight quarters of case sales growth
  - Sold Beverage business[1] to Cadbury in 2000 for ~$1.5bn
  - Became a Harvard Business School case study


Enterprise Value(1)

($ in millions)


$1,500
$300
1997
2000

Snapple: Case Sales Trends (Volume)


(15%)
(15%)
(28%)
(25%)
(37%)
0%
8%
17%
8%
26%
9%
% Cumulative Change
% Change vs. Prior Years
1995
1996
1H97
2H97
1998
1999
1H00

Disclaimer: This case study is an example of a discrete investment, which is presented solely to illustrate Trian's Principals' investment process and strategies and not to imply that Trian's involvement with DuPont will be successful. Market conditions at the times of the events reflected in the case study may differ materially from current and future market conditions. There can be no guarantee or assurance that Trian's strategic or operating initiatives if implemented will be successful. The performance of the example should therefore not be construed as an indication of the performance of DuPont on a go forward basis. Past performance is not an indication of future results.

Source: Company information. Figures are unaudited.

(1) In 1997, when purchased, Snapple Beverage Corp. included only the Snapple brand. In 2000, the Snapple Beverage Group included Snapple as well as three other smaller beverage brands. The Snapple brand generated approximately 72% of Adjusted EBITDA for the Snapple Beverage Group in 1999.

John H. Myers Biography



- Former President and Chief Executive Officer of GE Asset Management (General Electric's asset management subsidiary) from 1996 until 2006
  - Responsible for ~$200bn in assets under management, including those held by General Electric's pension funds, 401(k) plans, mutual funds and insurance companies and more than 200 external institutional clients
- Held various management positions in General Electric for over 35 years



- Serves as director for Legg Mason, Inc. (since June 2013)



- Served as a director of Hilton Hotels Corporation from 2000 to 2007



- **Value Proposition:** Trian believes Mr. Myers' qualifications to serve on DuPont's Board include the knowledge and experience he has gained while serving in various management positions for over 35 years with General Electric. In addition, he gained extensive financial and leadership experience serving as President and Chief Executive Officer of GE Asset Management and through his experience as a director of Legg Mason, Inc. and as a former director of Hilton Hotels Corporation


GE Asset Management


LEGG
MASON


Hilton

John H. Myers Case Study: General Electric Asset Management

- **Under John Myers, the GE Asset Management (GEAM) business expanded rapidly, especially in servicing external clients**
- **As of 2003, "GE owns the biggest pension-fund-turned-asset-manager" with $30.8bn of external money (General Motors was the closest with $20bn of external money from less than 10 clients)**
- **Under Myers, the GE pension fund achieved several of GE's key performance goals:**
  - Grew external assets, leveraging costs of running pension portfolio
  - No GE corporate contribution needed to be made to GE Pension Plan between 1987 and 2011
- **Demonstrated expertise across the investment space**
  - GEAM had direct investments in real estate, private equity, domestic and international equities and fixed income
  - 70-80% of GEAM assets were internally managed throughout Myers' time at GEAM
- **Implemented "Six Sigma" to create most efficient investing process**
  - Cut time to prepare a presentation in half through redesign and automation
  - Client report delivery time went from 12-14 days to 8-10 days
- **Well perceived**
  - "GE Pension Trust, the company's defined benefit plan continues to set an industry standard, as does Myers, who has emerged as one of America's most influential pension managers" – *Institutional Investor (12/03)*
  - "General Electric deserves to stand as a model of the defined benefit system. Other corporations, as well as public retirement systems ought to examine it for valuable insight in managing their own defined benefit plans" – *Pensions & Investments (1/20/11)*

AUM Growth $bn[1]



$200
13% CAGR
$58
1996
2006

Source: "GE Asset Management Leverages its Heritage";4/1/2004, the Business of Running Money, Volume 1, Number 7; GE Boosts Active Management , 3/23/1998, Pension & Investments; "GE Asset Management's Sweet Spot", March 2002, Money Management; "GE Whiz", December 2003, Institutional Investor
(1) "John Myers, GE Investments", 5/23/1997, PlanSponsor Magazine and "Myers Out, Pressman in at GE Asset", 5/29/2006, Pension & Investments

Arthur B. Winkleblack Biography




Heinz


CHURCH & DWIGHT
CO., INC.


RTI International Metals, Inc.

- Executive Vice President and Chief Financial Officer of H.J. Heinz Company from January 2002 until June 2013, when the company was sold to Berkshire Hathaway/3G Capital
- Serves as a director for Church & Dwight Co., Inc. (since 2008) and RTI International Metals, Inc. (since December 2013) and Performance Food Group, a Blackstone Company (since February 2015)
- Formerly held senior finance positions at C. Dean Metropoulos & Co., the consumer products arm of Hicks, Muse, Tate and Furst, a private equity firm (1998 until 1999); Six Flags Entertainment Corporation (1996 until 1998); AlliedSignal, Inc. from 1994 until 1996; and PepsiCo, Inc. from 1982 until 1994
- **Value Proposition:** Trian believes Mr. Winkleblack's substantial executive experience, including almost 12 years of service as Executive Vice President and Chief Financial Officer of H.J. Heinz Company, provides him with knowledgeable perspectives on strategic planning, international operations, acquisitions and divestitures and cost and financial controls. In addition, his experience as CFO of a large multinational company will enable him to bring important perspectives to the Board on performance management, compliance, risk management, public reporting and investor relations

Arthur B. Winkleblack Case Study: Heinz

Situation Overview (Feb. 2006 – Feb. 2013)

- **Trian's Nelson Peltz and Arthur Winkleblack first began working collaboratively together in 2006**
- **Trian conducted a proxy contest with Heinz that year and won two seats on the Board**
- **Trian gained tremendous respect for Art's operational and financial skill-set, which helped achieve the following:**
  - 32 consecutive quarters of positive organic growth
  - Significant EPS, free cash flow and share price appreciation
  - Marketing growth 2x faster than sales
  - Zero "addbacks" to EPS for 5 consecutive years[1]
  - Substantial improvement to return on capital
- **In February 2013, Berkshire Hathaway and 3G Capital entered into an agreement to acquire Heinz at a 20% premium[2] and a 13.0x NTM EBITDA[3] multiple**

Key Metrics Up Across the Board

$mm, except per share	FY06A	FY12A	Change
Net Revenue	$8,643	$11,649	35%
Em. Markets (% of Total)	11.0%	21.0%	1,000bps
EBITDA ex Marketing	$1,866	$2,486	33%
Marketing Spend	$269	$468	74%
SG&A % of Sales (ex Marketing) [4]	18.1%	17.1%	-98bps
Diluted EPS	$2.10	$3.35	60%
Annual Dividend	$1.20	$1.92	60%
FY13A		$3.62	73%
FY14E[5]		$3.80	81%
After-Tax ROIC [6]	14.8%	20.4%	560bps

Source: Financials based on company filings, press releases and investor presentations.

Heinz Shareholder Returns Led the Peer Group[7]



Returns from 2/06/06-2/14/13
178%
109%
40%
Heinz
S&P Packaged Foods
S&P
Source: Bloomberg.

Disclaimer: This case study is an example of a discrete investment, which is presented solely to illustrate Trian's Principals' investment process and strategies and not to imply that Trian's involvement with DuPont will be successful. Market conditions at the times of the events reflected in the case study may differ materially from current and future market conditions. There can be no guarantee or assurance that Trian's strategic or operating initiatives if implemented will be successful. The performance of the example should therefore not be construed as an indication of the performance of DuPont on a going forward basis. Past performance is not an indication of future results.

Note: February 6, 2006 represents the date when published reports first surfaced on CNBC of Trian's proposed activist involvement. While Trian may believe that the rise in share price during the period of Trian's active involvement was attributable in large part to the cumulative effects of the implementation of Trian's proposed operational and strategic changes, there is no objective method to confirm what portion of the stock's appreciation was attributable to Trian's efforts during this period and what was attributable to the overall rise in the markets or other factors.

Note: February 14, 2013 was the day the Heinz acquisition was announced. Key metrics from FY 2006-2012 as company doesn't disclose marketing spend in 2013.

Source: SEC filings, Heinz PREM 14A 3/4/13, 10-Q filed 2/21/13, Capital IQ.

(1) From FY 2007-2011, no addbacks.
(2) 20% premium to stock price the day before announcement of transaction.
(3) Earnings before interest, taxes, depreciation and amortization.
(4) Selling, general and administrative expenses.
(5) Earnings per share. Represents Bloomberg consensus estimates at time of acquisition.
(6) Return on invested capital based on Company calculations.
(7) Shareholder returns from Bloomberg include dividends.

Robert J. Zatta Biography





- Former Acting Chief Executive Officer and long-time Chief Financial Officer of Rockwood Holdings, Inc., a specialty chemicals company, from July 2014 and April 2001, respectively, until January 2015, when Rockwood was acquired by Albermarle Corporation

- Prior to Rockwood, held several significant financial management positions at the Campbell Soup Company (from 1990 to 2001), most recently Vice President responsible for Corporate Development and Strategic Planning


ROCKWOOD
HOLDINGS, INC.

- Earlier in his career, Mr. Zatta worked for General Foods Corporation and Thomas J. Lipton, Inc.



- **Value Proposition:** Trian believes Mr. Zatta's extensive experience in the specialty chemical sector will allow him to bring valuable industry experience to the DuPont Board. In addition, Trian believes that DuPont's Board will benefit from Mr. Zatta's expertise in operations, strategic planning, cost and financial controls and public company reporting, which he has developed through his experience as a senior executive at several global companies


Campbell's

Robert J. Zatta Case Study: Rockwood

- **Rockwood, a leading specialty chemicals company, generated best-in-class returns and EPS growth led by CEO Seifi Ghasemi and CFO Bob Zatta**
- **Lean and decentralized structure: 37 people in corporate center and unallocated corporate costs of just $22m[1], <1% of sales**
- **Track record of strong capital allocation and success with transformative M&A**
  - Prior to 2013, Rockwood was valued at a discount to specialty peers, despite the fact that ~75% of 2012 sales were generated from high margin, specialty assets; investors penalized the company for its highly cyclical TiO2 business (25% of sales)
  - In 2013, Rockwood divested three of its businesses, including TiO2, which generated 62% of sales[2]
  - **As a result, investors effectively re-rated Rockwood by 48% to an 11x blended EBITDA multiple**



A Best-In-Class Performer
EPS CAGR: 2005-2012(3)
19%
6%
5%
5%
Rockwood
DuPont
S&P Chemicals
S&P 500
TSR From IPO to Acquisition: (9/30/05-7/15/14)(4)
364%
129%
197%
94%
Rockwood
DuPont
S&P Chemicals
S&P 500
Significant Value Creation Through 2013 Separation
Re-Rated to A Specialty Multiple
10.9x
7.4x
48% Increase
EV/EBITDA @ Jan. 2013
EV/EBITDA Blended(5)

Source: Rockwood and DuPont SEC Filings, Press Releases and Investor Presentations, Bloomberg and Goldman and Bank of America Research. Specialty peers include Air Products, Airgas, PPG, Sherwin Williams, Praxair, Monsanto, Ecolab, Valspar and FMC

(1) Source: Q4 2012 Form 8-K dated 2/19/13. Looks at corporate and other adjusted EBITDA and September 17, 2013 conference presentation
(2) Source: Rockwood press releases and 2013 Form 10-K. In 2013, the business sold its Performance Additives and Advanced Ceramics businesses and agreed to sell its TiO2 business
(3) CAGR defined as compounded annual growth rate. Since the company sold over half of its business, yet did not close on a significant portion of that divestiture, it is unfair to compare 2013 EPS to historical figures
(4) TSR defined as total shareholder return. 7/15/2014 represents the date of announcement of acquisition by Albemarle.
(5) Reflects a blended (weighted) average EV/EBITDA multiple of Ceramics, Performance Additives & TiO2, and Lithium & Surface Treatment (based on Albemarle announced acquisition price for Rockwood and sale proceeds, net of tax, for the other businesses). Weights by 2014E EBITDA after allocating corporate as a % of revenue. Uses Bank of America research as of 4/30/13 and Goldman Sachs research as of 5/17/13.

White Paper: Executive Summary

Trian Overview

- **Trian Fund Management, L.P. is an investment management firm with ~$11.3bn of assets under management and callable commitments.***
- **Founded in November 2005 by its Principals, Nelson Peltz, Peter May and Ed Garden**
- **Invests in world-class companies with leading brands and products**
- **Trian is constructive, long-term, operational, and strategic**



TIFFANY & CO.
STATE STREET
FAMILY DOLLAR
kraft foods
Ingersoll Rand
Inspiring Progress
IHG
InterContinental Hotels Group
DANONE
LEGG MASON
THE Wendy's COMPANY
Heinz
PEPSICO
ALLEGION
DUPONT
Domino's Pizza
DR PEPPER SNAPPLE GROUP INC.
LAZARD
Cadbury
Mondelēz International
BNY MELLON

= Portfolio companies of which a Trian partner or designee serves or served on the Board

Note: The companies shown on this page reflect all of investments made by Trian since Trian's inception in November 2005 through December 31, 2014: (i) for which Trian has filed a Schedule 13D or 13G or made a similar non-U.S. filing or other notification with respect to its investment in the company or (ii) that were or are a publicly disclosed activist position in which funds managed by Trian invested at least $700m of capital (the representative size of Trian's current activist investments), and where Trian (x) had a designee or nominee on the Board and/or (y) wrote a "white paper" and met with management. While Trian expects to maintain concentrated portfolios and occasionally take an active role with respect to certain investments, Trian expects to own, and in the past has owned, a number of other investments including passive investments. The companies shown on this page do not represent all of the investments purchased or sold for Trian clients and it should not be assumed that any or all of these investments were or will be profitable.

* As of 2/1/15. Includes $600m of callable commitments to an investment vehicle formed to co-invest with other funds managed by Trian.

Trian: Key Takeaways

Long-Term



- Still on the board of early investments (Wendy's - invested in 9 years ago, Tiffany – invested in almost 8 years ago)
- Shareholder/board representation at Heinz until acquisition by 3G Capital and Warren Buffett/Berkshire Hathaway (2006 through 2013)
- Invested in Family Dollar in 2010, joined board in 2011 and continued to own stock and serve on Board through the date shareholders approved sale to Dollar Tree in 2015
- Stable capital base: Unlike typical hedge fund with 90-day liquidity, substantial amount of capital locked up for multi-year periods

Constructive and Responsible



- Management teams at portfolio companies often serve as references for Trian
- Only one proxy contest since inception (Heinz)
- Recently announced Trian Advisory Partners – includes Bill Johnson, former Chairman & CEO of Heinz, Dennis Reilley, former Chairman & CEO of Praxair, and Dennis Kass, former Chairman of Legg Mason, each of whom has worked with Trian in the boardroom
- Trian played a leading role in defending Family Dollar Board when dissident shareholders surfaced as the company pursued a strategic transaction

Track Record



- Principals have a 30-year track record building / fixing companies (including a Harvard Business School case study on Snapple turn-around)[1]
- Long track record of working with companies to help drive the income statement
- Built and ran a Fortune 100 company, Triangle Industries/American National Can Company

(1) Harvard Business School Case Study: N9-599-126, August 19, 1999

Trian's Board Engagement Is Comprehensive And Adds Value

At large capitalization companies, it is not unusual for Board and Committee meetings to entail a thousand pages of material; as a result, it is difficult, if not impossible, for any director without a team of analysts to thoroughly review all of the information

- **When a Trian partner joins a Board, the resources of Trian are mobilized:**
  1. Trian maintains the confidentiality of the Board materials
  2. An operational, financial, strategic and legal diligence request list is sent to the company
  3. The Trian team examines all the information
  4. Trian employees interact with several layers of management
- **The Trian director is therefore able to:**
  1. Reduce management's "information advantage" over Board members
  2. Provide thoughtful analysis and recommendations based on material, non-public information
  3. Ensure decisions are made by the Board in a dispassionate and clinical fashion

While DuPont may portray Trian's involvement as intrusive, history suggests the result is enhanced performance and long-lasting, collaborative relationships with management and other board members; perhaps best evidenced by Trian's continuing relationships with Bill Johnson, Arthur Winkleblack and Dennis Reilley (Heinz) and Dennis Kass (Legg Mason)

Executive Summary

- **Trian beneficially owns ~$1.9bn of the outstanding shares of E.I. du Pont de Nemours and Company ("DuPont" or the "Company"), making Trian one of DuPont's largest stockholders; this compares to the existing independent directors, who collectively beneficially own ~$20 million of shares (of which ~$2.6 million are shares directly or indirectly held by them)**
- **There have been many positive developments at DuPont since Trian's initial investment in March 2013; we are particularly pleased that DuPont appears to acknowledge the need to upgrade its Board of Directors with individuals that have "fresh, independent, highly relevant perspectives"(1); the Trian nominees offer stockholders the opportunity to further reconstitute the Board by adding four individuals that possess strong track records of value creation, relevant operating expertise, and new perspectives**
- **We would have preferred to avoid a proxy contest and take pride in our reputation as long-term stockholders who work constructively with boards and management teams; we have been exceedingly patient for nearly two years**
- **However, it has become clear to us that we need board representation because management continues to falter as exemplified by the fact that DuPont earnings in 2012, 2013, 2014 and, per company guidance, 2015 (which we believe they will struggle to make) are lower than DuPont's 2011 earnings, despite significant capital investments**
  - In December 2013, we agreed to remain silent in 2014 and give management a chance to prove they could deliver on 2014 financial goals despite our skepticism
  - At that time, we were encouraged by the Lead Director to hold the Board accountable if the Company didn't achieve its 2014 guidance
  - In June 2014, after DuPont announced that it would miss guidance for the third year in a row, we offered to settle for the addition of one Trian Principal to the Board; the request was rejected in August 2014
  - In January 2015, DuPont continued to disappoint, issuing guidance that 2015 earnings will be below 2011 earnings... for the fourth year in a row
- **Trian views the proxy contest as the democratic process at work; a true election that allows stockholders to hear opposing points of view and decide if all stockholders will benefit from the election of Trian's nominees who will seek to assure accountability of management and enhance engagement in the Boardroom**

"Trian does not intend this election to be a referendum on separating the businesses, but rather a referendum on DuPont's performance. If elected to the Board, the Trian nominees will seek to work collaboratively with the other Board members to determine whether value can be optimized in the current structure or through a separation"
-Trian Press Release, January 8, 2015

Ownership information represents Trian's estimates based upon SEC filings and Bloomberg
(1) See February 5, 2015 letter from Ellen Kullman, Chair of the Board and CEO and Alexander Cutler, Lead Director, of DuPont to Nelson Peltz, CEO and Founding Partner of Trian.

Trian's Goals

- **While Trian has already made an impact on value creation at DuPont, there is much more value to be unlocked; a vote for Trian's nominees is a vote for four highly qualified individuals who will seek to work collaboratively with the Board to:**

  1. **Assess the corporate structure** and determine whether management is capable of achieving best-in-class revenue growth and margins with the existing portfolio or whether there is a need to separate the portfolio; Trian nominees are open-minded as to the best path forward
  2. **Eliminate excess corporate costs** and ensure productivity initiatives hit the bottom line
  3. **Assess capital allocation** including organic investments (R&D, capital expenditures, industrial biosciences initiatives), M&A, and balance sheet efficiency / capital return policies (increasing dividends)
  4. **Improve corporate governance** including transparency of business performance, alignment of compensation programs with performance, and overall accountability for promised performance

Trian Believes It Has Already Made An Impact On Value Creation At DuPont… And That There Is Much More To Be Unlocked

	Value Destruction Before Trian's Involvement	DuPont's Actions Since Trian's Involvement	Outstanding Concerns
Operations	▪ EPS down >7% since 2011 ▪ Management missed guidance for 3 years in a row[(1)] ▪ Routine one time earnings add-backs ▪ Revenue growth and margins underperform peers in 5 of 7 segments	▪ Announced Fresh Start Initiative, a $925m cost savings program (While DuPont claims $1.3bn of anticipated savings, $375m is expected to be transferred to Chemours)[(7)]	▪ We estimate $2-$4bn of excess corporate costs (annually)[(8)] ▪ Revenue growth and margins still trail peers in 5 of 7 segments ▪ Limited commitment to flow-through Fresh Start cost savings to the bottom line[(9)]
M&A	▪ Transferred >$5bn[(2)] of shareholder wealth to Private Equity owners by selling Axalta for cash versus tax-free spin-off – Value destruction exacerbated by excess corporate costs: $339m of 2011 EBITDA under DuPont vs $568 standalone[(3)] ▪ Trian estimates margins at Danisco have deteriorated ~460bps since acquisition ~4 years ago[(4)]	▪ Stopped diluting shareholders with large, expensive M&A ▪ Avoided significant tax leakage by spinning off Performance Chemicals (Chemours) vs. selling for cash ▪ Various other divestitures including the DuPont Theatre and Glass Laminating Solutions	▪ Performance Chemical spinoff announced in Oct. 2013; completion not expected until mid-2015, almost two years after announcement
Capital Allocation & Governance	▪ Took 10 years to complete the $2bn share buyback program launched in 2001[(5)] ▪ Dividend growth rate significantly below that of peers ▪ Poorly timed capex (e.g. $600m Altamira investment during TiO2 oversupply) ▪ Limited progress on R&D: – ~$5bn of Agriculture R&D has led to no traits, of significance, and $2.2bn in litigation costs[(6)] ▪ Poorly constructed compensation programs	▪ Announced a $5bn share buyback program, the largest in DuPont's history, of which $2bn was completed in fiscal 2014 ▪ Committed to return $4bn of capital to shareholders from the "midnight dividend" from Chemours prior to separation ▪ An upgrade of the Board	▪ No time commitment on the remaining $3bn of $5bn share buyback ▪ Uneconomic ROIC on R&D and capex in 2/3rds of the business ▪ Failure to meet Applied Bioscience goals ▪ Diluted shares outstanding have risen during CEO tenure ▪ Only $1bn of $4bn Coatings proceeds returned to shareholders ▪ Underleveraged balance sheet ▪ Misalignment of management incentives ▪ Poor corporate governance structure at Chemours

Source: Company SEC filings, transcripts and press releases.
(1) Excludes one-time gains, the impact of better than expected tax rate and other one-time items.
(2) Axalta's current enterprise value of ~$9bn minus after-tax sale proceeds of $4bn that DuPont received in sale of Coatings (closed 2013),
(3) EBITDA is defined as earnings before interest, taxes, depreciation and amortization. See footnotes on page 71.
(4) Please refer to page 84 for further detail. Margins in 2010 at Danisco pro forma for synergies were ~13.8% and were 9.3% in 2014.
(5) $2bn plan first authorized in 2001. The final purchase under the program was completed in H1 2012.
(6) See 2013 Form 10-K, and Reuters article on March 26, 2013 "Monsanto, DuPont strike $1.7 billion licensing deal, end lawsuits", DuPont had Imprelis charges of $1.2bn and $1bn jury verdict for patent infringement on Roundup Ready 2 patent (Monsanto's trait). In lieu of $1bn payment to Monsanto, DuPont agreed to pay a minimum of $1.75bn to Monsanto in long-term royalty payments for Roundup Ready 2 and dicamba.
(7) Represents announcement of Fresh Start Initiative in which $1.3bn cost saving plan includes $375m of costs transferred to Performance Chemicals.
(8) Please refer to pages 71 and 72.
(9) According to Q4 2014 earnings call. Please refer to page 74 for further details.


DuPont Can Be Great

DuPont Has Chosen The Path Of "Disruption"… Not Trian

- **DuPont asserts that "Trian has chosen this path [a proxy contest] with the potential to disrupt our Company at a key stage of execution against our plan"(1)**
- **We reject this notion, as Trian has consistently and purposefully avoided proxy contests over the years**
  - Trian has had only one proxy contest since inception a decade ago (Heinz); we have been able to reach an agreement with the company in the 12 other situations where we requested board representation
  - This includes agreements with some of the largest and most prominent companies in the world, such as PepsiCo, Mondelēz, Ingersoll-Rand and The Bank of New York Mellon
  - There have been many situations where we believe we could have gained more seats than for which we had settled, had we forced a proxy contest, but we compromised to avoid unnecessary distraction and to work constructively and collegially in the boardroom
- **However, Trian's efforts to compromise with DuPont since 2013 have been summarily rejected**
  - We have repeatedly offered to settle by adding a Trian Principal to the Board
  - In return, we pledged to work constructively to unlock value from a minority position – one where we could only influence events by convincing the majority of board members with "the power of the argument"
- **Disappointingly, this current situation could have been resolved at many different stages since 2013, but DuPont has not shown any interest in pursuing a settlement involving a Trian Principal**

- **Instead, management has missed guidance for the third year in a row(2)**
- **Time and resources continue to be wasted**
- **Why is it that DuPont recognizes the need to upgrade the Board but refuses to allow a large stockholder with a strong track record into the Boardroom?**

(1) Company press release. January 8, 2015.
(2) Excludes one-time gains, the impact of better than expected tax rate and other one-time items.

Did DuPont Learn Anything From Heinz?

Since Trian went public with our slate, DuPont has espoused the same rhetoric typical of contested elections. In fact, many of the company's allegations almost exactly match what Heinz said about Trian in 2006 – allegations that were proven wrong over time

DuPont Claims (2014/2015)	Heinz Claims (2006)	Heinz Reality Looking Back
"Trian has chosen this path [a proxy contest] with the potential to disrupt our Company at a key stage of execution against our plan" – DuPont Press Release, 1/8/15	*"Trian's presence on the Board will create substantial risk in Heinz's ability to deliver value to all shareholders".* – Heinz (6/06) *"The company is at a key inflection point and we cannot afford to let the Board and management be diverted from our progress and plan by creating a dysfunctional and destabilising environment. We have a world class Board that represents all the shareholders."* – Heinz (6/2/06)	✓ Trian nominees worked constructively as part of Heinz's Board from 2006 through sale of company in 2013 ✓ During this timeframe, Heinz generated a total shareholder return of 178% versus 109% for the packaged food index and 40% for the S&P 500 (see pg 26) ✓ Bill Johnson (former Chairman and CEO of Heinz) now serves as a Trian Advisory Partner: recently joined PepsiCo's Board as Trian nominee ✓ Mr. Johnson commented during an interview in 2008: *"I said to another CEO that if I were to form a board today, Nelson [Peltz] would be one of the first directors I'd ask to serve… [Trian's] team had good questions and good suggestions."* – CEO Magazine (3/08)
"So, if you look at the $2 to $4 billion estimate, I think there were some faulty extrapolations that might have been done to arrive at that number…" – DuPont – Bank of America Merrill Lynch Basic Materials Conference, 12/10/14	*"We believe that Trian has proposed a level of SG&A cuts that would cripple Heinz…. Reducing SG&A by proposed $400 million would require cutting compressible G&A and fixed costs by 43%. If cuts were to come from G&A only, it would require a 73% reduction.. We could fire every single G&A employee and still not save $400mm."* – Heinz (6/06)	✓ Heinz delivered 32 straight quarters of organic growth from Fiscal Year 2006-2013 ✓ Marketing spend increased 74% from 2006-2012, more than twice the rate of revenue growth ✓ EPS grew 60% during that timeframe, driven by strong topline growth and leveraging expenses ✓ Since Heinz was taken private, SEC filings shows that SG&A has declined by a further ~400bps as a percentage of sales (or ~$420m(1) in SG&A savings)

Sources: Bloomberg, DuPont and Heinz press releases and transcripts, H.J. Heinz Company SEC filings and H.J. Heinz Corporation II SEC filings. Heinz is Trian's only proxy contest (2006), which ISS labeled a "milestone proxy fight". See ISS M&A Insight H.J. Heinz Co. Note dated September 11, 2006 and WSJ article as of October 9, 2006 "Bigger Than They Look: How can investors with small stakes have such an impact in proxy fights?"
Note: February 14, 2013 was the day the Heinz acquisition was announced. Key metrics from FY 2006-2012 as company doesn't disclose marketing spend in 2013.
(1) Represents annualized cost savings as calculated on a run-rate basis from most recently available Heinz financials (3 month period ended Sept 28, 2014). SG&A savings estimate based on comparison to SG&A levels in FY 2013.


DuPont Can Be Great

DuPont's Track Record Of Underperformance

DuPont Would Like To Make Performance A Subjective Debate

DuPont's View	Trian's View

DuPont's View

- **Measure performance since 12/31/08 (the trough of the cycle)[1]; ignore the money shareholders lost in 2008[2]**
- **Measure performance against companies similar in revenue size and international presence even if those companies have vastly different end-markets, cycles and significantly lower volatility**
- **DuPont's targets of 7% revenue growth and 12% EPS growth, publicly announced in 2011[3], are "long-term targets"… DuPont never said *when* they would be achieved**
- **"We have created, and are strengthening, world-leading positions in 3 attractive spaces"[4]… DuPont ignores the fact that earnings are down since 2011[5]**

Trian's View

- **In industrials and chemicals, track records are often distorted, positively or negatively, depending from what point in the cycle they are measured**
- **It is only fair to measure cyclical companies, like DuPont, over the duration of at least a full cycle**
- **We believe the most comparable companies for EPS and TSR purposes are similarly diversified chemical companies and industrial conglomerates that are strongly correlated to industrial production**
- **We believe it is appropriate to compare operating metrics of individual segments to pure-play competitors or comparable segments of competitors**
- **Long-term success will only result if DuPont consistently achieves best-in-class operating metrics in each business segment**

(1) Company Form DEFA14A filed 1/9/2015.
(2) DuPont TSR in 2008 was -40.2% (negative).
(3) Projected at December 13, 2011 Investor Day and at several other investor events.
(4) 18th Annual Agribusiness Conference, March 12, 2014.
(5) Refers to EPS, which declined from $4.32 in 2011 to $4.01 in 2014.

While Subjective, Trian Believes DuPont's Proxy Peer Group Is Ill-Fitting

- **DuPont's revenues are highly correlated to industrial production; Trian believes the Company should therefore be measured against peers who have similar exposure to industrial production**



DuPont's Revenues
Are Correlated to Industrial Production(1)
(1993-2013)



DD
R² = 0.8064
60%
40%
20%
0%
-20%
-40%
-15%
-10%
-5%
0%
5%
10%
15%
DuPont Sales Growth
Industrial Production Growth

- **DuPont's proxy peers include companies that we believe are not comparable such as P&G, J&J, Kimberly Clark and Baxter[(2)]. Those companies have *vastly different end-markets, cycles and significantly lower volatility* than DuPont. Case in point: <u>in 2008 DuPont's EPS fell by 19% (*underperforming proxy peers by 3,000 basis points*)</u>**

Into The Recession (2007-2008), DuPont's EPS Growth Underperformed Peers by 3,000bps



-3,000bps of underperformance
11%
-19%
Proxy Peer Average
DuPont

Source: Goldman Sachs 7/1/2014 report.

(1) Note dots represent various years

(2) Proxy peers include 3M Company, Emerson Electric Co., Merck & Co., Inc., Air Products & Chemicals, Inc., Honeywell International Inc., Monsanto Company, Baxter International Inc., Ingersoll-Rand plc, The Procter & Gamble Company, The Boeing Company, Johnson & Johnson, Syngenta AG, Caterpillar Inc., Johnson Controls, Inc., and United Technologies Corporation

While Subjective, Trian Believes DuPont Should Take 2008 Into Account

- **DuPont uses the beginning of management's tenure to assess total shareholder return (TSR) performance**
- **Ellen Kullman became CEO on January 1, 2009, at the trough of the financial market collapse. Going into the recession (i.e., in 2008), *DuPont's total shareholder return underperformed both its proxy peers and the S&P 500 by ~1,100 basis points*[(1)]**



06/30/08-12/31/08
Total Shareholder Return:
~ -1,100bps of underperformance
-28%
-28%
-40%
Proxy Peer Average
S&P 500
DuPont

Trian finds it inconsistent for management to take credit for the sharp snapback after the Great Recession while not also accounting for DuPont's performance into the trough

(1) **Source:** Bloomberg from 06/30/08-12/31/08

While Subjective, Trian Believes The <u>Only</u> EPS Growth Management Achieved Was Driven By The Cyclical Recovery

- **Under current management, the only time DuPont achieved its stated goal of 12% EPS growth was in 2010 and 2011**
- **<u>Trian believes that EPS growth in 2010 and 2011 was driven by the cyclical snap back from unprecedented dislocations in the commodity markets</u> during the financial crisis**


EPS Growth Was Generated Primarily
By The Cyclical Recovery


$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
$2.13
$3.66
$4.32
$3.77
$3.88
$4.01
$4.10
2009
2010
2011
2012
2013
2014
2015E(2)
Annual Growth/(Decline)
72%
18%
-13%
3%
3%
2%

Industrial Chemical Prices Index[(1)]


350
300
250
200
150
100
Jan'04
Sep'05
May'07
Jan'09
Sep'10
May'12
Jan'14
Beginning of Management Tenure

Management shouldn't take credit for half of a "chemical cycle", while not also taking into account performance into the downdraft

Source: SEC Filings & DuPont Sept 2014 Presentation,
(1) **Source:** Bureau of Labor Statistics (BLS), as referenced by DuPont in Q3 2012 earnings presentation. Data from Jan 2004 – Aug 2014, the last date for which data is considered final by the BLS. Index reference base of 100 in 1982.
(2) Midpoint of Company guidance ($4.00-$4.20) provided on Q4 2014 earnings call (January 27, 2015).

DuPont's Total Shareholder Return Versus Diversified Industrials And Chemicals Over The Latest Cycle And Longer Time Horizons


Latest Cycle
(Mid 2008– Today)
215%
188%
146%
145%
123%
122%
121%
105%
103%
96%
90%
90%
72%
57%
41%
23%
HUN
EMN
MMM
DOV
HON
IR
BASF
UTX
DHR
DD
ETN
DOW
FMC
EMR
CE
GE
10-Year
485%
382%
374%
231%
223%
202%
184%
183%
170%
167%
127%
121%
80%
10%
FMC
BASF
EMN
HON
DOV
DHR
ETN
UTX
EMR
IR
MMM
DD
DOW
GE
20-Year
2,671%
1,944%
1,882%
919%
916%
777%
774%
732%
699%
616%
431%
344%
327%
DHR
BASF
UTX
ETN
DOV
FMC
3M
IR
HON
EMR
GE
Dow
DD

Source: Bloomberg as of 9/16/14. Because DuPont's stock has outperformed that of peers materially since the release of Trian's white paper on September 16, 2014, despite earning estimates coming down, Trian has chosen this end date to benchmark performance. Trian believes this date represents DuPont's unaffected stock price.
Note: Excludes companies not public during the relevant time period,

DuPont's EPS Growth Versus Diversified Industrials And Chemicals And Over The Latest Cycle And Longer Time Horizons



Latest Cycle (2007-2013)
157% 134% 78% 62% 48% 47% 39% 38% 38% 34% 34% 26% 25% 17% -23% -24%
FMC EMN DHR DOV UTX HUN MMM HON IR BASF EMR DD ETN CE GE DOW
10-Year (2003-2013)
769% 649% 317% 302% 280% 199% 189% 164% 161% 130% 127% 97% 87% 23%
FMC EMN DHR BASF DOV ETN EMR UTX HON DOW MMM DD IR GE
20-Year (1993-2013)
2,209% 1,710% 1,357% 695% 688% 544% 511% 369% 353% 290% 235% 224% 215%
DHR UTX BASF DOV FMC IR ETN EMR MMM GE HON DD DOW

Note: 2013 chosen as ending date for EPS growth comparison, as a significant portion of peers have not yet filed annual reports / Form 10-K's for 2014, which are necessary to make non-operating pension / OPEB (other post-employment benefits) adjustments for comparability with DuPont.
Note: Excludes companies that were not public during the relevant time period.
Source: Trian calculations, Company SEC filings, EPS figures for peers adjusted for non-operating pension / OPEB (other post-employment benefits) for comparability with DuPont.

Not Subjective: Recent Stock Price Strength Not Driven By Fundamentals

- **DuPont's stock price has risen ~53% since Trian's initial investment, yet EPS is below 2011 levels**
  - While DuPont boasts about its total return of 266% from 12/31/08 to 12/31/14, 116% of that return resulted from share price appreciation after Trian invested[1]
- **We believe DuPont's recent share price performance reflects the market's desire for Trian's involvement[2]**

Actual EPS vs. Long-Term Guidance



2014 guidance reduced by 6%, projecting 3-6% growth. Announced $625m cost savings initiative(3)
$76.10
DuPont announced PChem spin
Trian Summary White Paper released
Trian invested in DuPont
$5bn share repurchase announced ($2bn in 2014)
$4.32
$3.77
$3.88
$4.01
$4.10
DuPont Stock Price $
Actual/Guided EPS
$78.00
$68.00
$58.00
$48.00
$38.00
$7.00
$6.50
$6.00
$5.50
$5.00
$4.50
$4.00
$3.50
$3.00
2011
2012
2013
2014
2015E
DuPont Stock Price
Actual/Guided EPS

Source: Capital IQ, DuPont Press Releases and transcripts of earnings release conference calls.
(1) Source: DuPont presentation filed 1/9/15. 116% accounts for impact of share price appreciation from March 15, 2013 (date of Trian's initial investment) to December 31, 2014.
(2) While Trian believes that such share price appreciation is attributable to Trian's involvement as a DuPont stockholder, there is no objective method to confirm what portion of such appreciation was attributable to Trian's involvement and what portion may have been attributable to other factors.
(3) Represents announcement of Fresh Start Initiative, a $1bn cost saving plan, at the time, that includes $375m of costs transferred to Performance Chemicals. DuPont increased total program size to $1.3bn on 1/27/2015.

Not Subjective: EPS Has Declined Over The Last 3 Years

- **Despite long-term guidance in 2011 of 12% annual EPS growth[1], EPS is down >7% from 2011**
  - *"For the long term, we expect the company to grow sales at 7% and earnings at 12% compounded annually. These performance goals reflect the diversity of our portfolio, attractive returns on growth investments, such as research and development and capital expenditures, plus benefits from ongoing productivity." – DuPont's CEO (12/13/11)*
- **If 2011 earnings compounded at the 12% long-term earnings outlook, EPS in 2014 would have been $6.07, 51% higher than current 2014 actual EPS**



Actual EPS vs. Long-Term Guidance
$6.07
$5.42
$4.84
$4.32
CAGR: -2%
$3.77
$3.88
$4.01
Should be 51% Higher
2011
2012
2013
2014
Actual EPS
Promised EPS (12% CAGR) (1)

(1) December 13, 2011 Investor Day.

Not Subjective: DuPont's EPS Growth Since 2011 Is Bottom Quartile, Regardless Of The Peer Group

DuPont EPS Growth vs. DuPont Proxy Peers (2011 – 2013)[1]



51%
42%
17%
16%
16%
16%
16%
11%
10%
9%
5%
3%
3%
1%
0%
-8%
-10%
-15%
MON
BA
KMB
UTX
HON
BAX
IR
EMR
JNJ
MMM
DOW
PG
JCI
APD
SYNN
MRK
DD
CAT

DuPont EPS Growth vs. Diversified Industrials And Chemicals Peers (2011 – 2013)[1]



32%
30%
29%
23%
21%
16%
16%
16%
11%
9%
5%
4%
-10%
-10%
-12%
-15%
EMN
FMC
GE
DOV
DHR
UTX
HON
IR
EMR
MMM
DOW
ETN
HUN
DD
BASF
CE

(1) **Note:** 2013 chosen as ending date for EPS growth comparison, as a significant portion of peers have not yet filed annual reports / Form 10-K's for 2014, which are necessary to make non-operating pension / OPEB (other post-employment benefits) adjustments for comparability with DuPont.

Not Subjective: DuPont's EPS Growth 2011 – 2014 Is Below All Peers That Have Reported



DuPont EPS Growth vs. DuPont Proxy Peers (2011 – 2014)(1)
73%
64%
38%
34%
24%
21%
20%
15%
6%
2%
1%
-7%
MON
BA
JCI
FMC
UTX
DOW
3M
EMR
PG
CE
APD
DD

(1) Figures adjusted for non-operating pension / OPEB (other post-employment benefits). Peers included above represent the subset of proxy peers and diversified industrial and chemicals peers that have either i) reported FY'14 results and have released their 10-K's, which allows for non-operating pension / OPEB (other post-employment benefits) adjustment, or ii) provide enough information to make this adjustment in FY'14 earnings releases / 8-K's.

Not Subjective: Management Has Missed Guidance For Three Consecutive Years

- **FY 2013: Actual EPS was 9% below guidance, excluding one-time gains, tax benefits and the earlier timing of seed shipments[1]**
- **FY 2014: Excluding one-time gains and tax benefits, earnings were 13% below guidance[2]**



FY 2012(3)
$5.00
$4.50
$4.00
$3.50
$3.00
$4.55
$4.35
$3.77
Initial Guidance (1)
Actual
FY 2013
$4.30
$4.05
$3.80
$3.55
$3.30
$4.05
$3.85
$3.88
– Company reported EPS
$3.70
– EPS excl. unexpected tax benefit/gains
– "True" EPS excl. earlier seed shipments & unexpected tax benefit/gains
$3.61
Initial Guidance
Actual
FY 2014(2)
$4.50
$4.30
$4.10
$3.90
$3.70
$4.45
$4.20
$4.01
Company reported – EPS
$3.78
"True" EPS excl. – unexpected tax benefit / gains
Initial Guidance
Actual

Source: Bloomberg, Company press releases, earnings presentations, and transcripts.

(1) $0.05 on one-time gains related to the Pannar equity remeasurement and the Performance Materials joint venture.

(2) Excludes non-operating gains on sales of $82m in Performance Materials, Performance Chemicals and Agriculture, and $18 gain on termination of Nutrition distribution agreement, all assuming a 19.2% tax rate. Also normalizes for 19.2% tax rate vs. initial guidance of 22%.

(3) Initial guidance (2012E) of $4.20 to $4.40 adjusted for the exclusion of coatings and non-operating pension and OPEB (other post-employment benefits). In 2011, when management gave guidance, they said "this range includes about $0.17 of additional pension expense. (December 13, 2011 press release). Trian assumes this $0.17 increase was all in non-operating pension and OPEB, and therefore Trian has added back the 2011 non-operating pension and OPEB expense of $0.39 plus the $0.17 expected increase. Excludes $0.41 of expected Coatings income based on 10/23/12 release.

Not Subjective: $2.2bn In Cumulative Addbacks During Management Tenure

	2009	2010	2011	2012	2013	2014	Average
EPS ex non-operating Pension & OPEB	**$2.02**	**$3.66**	**$4.07**	**$3.05**	**$3.43**	**$4.00**	
+ "Significant Items"	$0.11	$0.00	$0.25	$0.72	$0.45	$0.01	
Operating EPS	**$2.13**	**$3.66**	**$4.32**	**$3.77**	**$3.88**	**$4.01**	
% Increase to EPS From Addbacks	*5.4%*	*0.0%*	*6.1%*	*23.6%*	*13.1%*	*0.2%*	***8.1%***

One-Time Earnings Addbacks Have Increased EPS by 8.1% on Average

Source: Company press releases and 2013 Data Book.

A Vicious Cycle: DuPont "Manufactures Earnings" Instead Of Fixing The Operations

- **DuPont routinely uses non-operating, one-time items to meet EPS expectations**
- **Last year, Trian warned the Board that such low-quality earnings items were a harbinger of an earnings miss**
  - "Agriculture is DuPont's most important business, representing ~40% of total segment revenue and ~47% of total segment PTOI excluding Performance Chemicals… It concerns us that Agriculture seemingly borrowed from 2014 to make DuPont's overall 2013 numbers."

    – Trian letter to DuPont's lead director, Alexander Cutler dated 2/10/14

Businesses are burdened with bureaucracy and excess costs

Management lowers the unrealistic guidance (e.g. the last 3 years in a row)

Management claims it met the lowered guidance but uses non-operating, non-recurring items (i.e. "manufactured earnings benefits")

Management issues unrealistic guidance to Wall Street

Why Does DuPont Fail To Achieve Its Guidance?

Examples Of DuPont's "Manufactured Earnings" In 2013 & 2014

2013 EPS

- **Initial 2013 EPS guidance was $3.85-$4.05**
- **In June 2013, lowered guidance to $3.85**
- **Several non-operating, one-time items are used to meet EPS expectations of at least $3.85**

$3.88	Published EPS for 2013
- $0.03	$30m benefit from a joint venture
- $0.02	$26m re-measurement gain on equity investment (Pannar)
-$0.09	$100m from earlier timing of seed shipments
-$0.13	20.8% tax rate vs management guidance of 23-24%
$3.61	**Adjusted EPS, excluding one-time benefits**

27 cents of "manufactured earnings" benefits EPS by 7.4%

2014 EPS

- **Initial 2014 EPS guidance was $4.20-$4.45**
- **In June 2014, EPS guidance lowered to $4.00-$4.10**
- **Management again had to use one-time items to meet guidance**

$4.01	Published EPS for 2014
- $0.02	$23m gain on sale of business (Performance Chemicals)
- $0.03	$36m gain on sale of business (Agriculture)
- $0.02	$23m gain on sale of business (Performance Materials)
- $0.02	$18m gain on termination of agreement (Nutrition)
- $0.14	19.2% tax rate vs management guidance of 22%
$3.78	**Adjusted EPS, excluding one-time benefits**

23 cents of "manufactured earnings" benefits EPS by 6.1%

The continued trend of manufacturing earnings leads to the vicious cycle of missing/lowering guidance

Source: Various DuPont press releases, Company Form 8-K filed on January 28, 2014 and January 27, 2015 and Trian calculations.

DuPont Will Likely Miss Guidance Again In 2015

- **Once again, we believe DuPont management has set itself up for failure; they now must make up for 2014 one-timers ($200m one-time reduction of performance-based compensation, $100m inclusion of "manufactured" one-time gains) and a rising tax rate (from 19.2% in 2014 to 22% in 2015) to achieve 2015 guidance**
- **Assuming that DuPont achieves 35 cents of cost-savings in 2015 and that Agriculture PTOI grows 6%[(1)] (both per company guidance), Trian estimates that the remainder of the business must grow operating earnings by ~17% to meet guidance; these same segments have seen operating earnings decline by 26% since 2011[(2)]**



Bridge to Normalized EPS
$4.01
(3)
-$0.09
(4)
-$0.14
(5)
$3.78
-$0.17
$0.24
$3.85
2014 Operating EPS
One-Time Gains
Norm. Tax (22%)
2014 EPS Ex One-Time
Performance Comp
FX Hedge
2014 Norm EPS
Bridge From 2015 Guidance to Core EPS Needed
$4.10
(6)
-$0.35
(7)
-$0.15
(8)
$0.60
(9)
$0.10
(10)
$4.30
2015 EPS Guide
Cost Savings
Share Repurchase
FX Headwind
Interest Expense
2015 Core EPS

Implied Core Growth Needed

2015 Core EPS (Ex Savings Growth, FX, etc)	$4.30
÷ 2014 Normalized EPS (Ex One-timers, FX, etc)	$3.85
Implied Core Growth	*11.6 %*
2014 Agriculture EPS	$1.96
÷ 2014 Normalized EPS (Ex One-timers, FX, etc)	$3.85
% of 2014 EPS	*50.9%*
2015 Ag Growth ex FX (per guidance)[(11)]	6.0%
Implied 2015 Core Growth Ex Ag	***17.4%***

Source: Company SEC Filings and Trian Estimates.

(1) Based on DuPont presentation and Form 8-K filed on 1/27/15. DuPont says Agriculture PTOI excluding FX will grow mid to high single digits.
(2) Represents % decline of operating earnings excluding Pharma, Coatings, Nutrition and Industrial Biosciences (since the majority of the businesses was acquired in May 2011 through the Danisco acquisition) and Agriculture between 2011 and 2014.
(3) See Company Form 8-K filed on 1/27/15.
(4) Includes $36m gain on sale in Agriculture, $23m gain on sale in Performance Chemicals, $23m gain on sale in Performance Materials , and an $18m gain on termination of Nutrition distribution agreement.
(5) Assumes 22% tax rate consistent with guidance for 2014 and 2015, versus actual 2014 of 19.2%.
(6) Midpoint of range ($4.00 - $4.20).
(7) Assumes Company achieves cost savings as per guidance provided on Q4 2014 earnings call.
(8) Assumes a mid-year $4bn stock buyback, at $76.10 per share, the price as of 2/6/15. Represents Trian estimates given current Company guidance, for a $4bn midnight dividend from Chemours that will be used to buy back stock over 12-18 months after completion of spin-off.
(9) Based on Company guidance.
(10) Assumes $4bn in debt at Chemours with 6% interest rate, outstanding for half a year. DuPont guidance of $4bn proceeds from midnight dividend from Chemours implies pro forma debt at Chemours of ~$4bn. DuPont currently guiding that Chemours will be rated BB. Tronox, a TiO2 competitor, currently is rated BB and has 5 year bonds outstanding with current yield of ~6.4%.
(11) Based on DuPont presentation and Form 8-K filed on 1/27/15. DuPont says Agriculture PTOI excluding FX will grow mid to high single digits.

Not Subjective: Even Using DuPont's Suggested Comparables And Weighting Methodology, TSR has Lagged

- **Even using DuPont's choice of comparables, which we disagree with, and their market capitalization-weighting methodology, <u>DuPont has underperformed the benchmarks in the more normalized economic environment of the last 4 years</u>**
- **Trian believes this is a direct reflection of management's inability to grow EPS since 2011**



TSR for Period Ended 9/16/14(1)
4 Year
109 %
90 %
89 %
84 %
93 %
73 %
Trian Peers: Average
Trian Peers: Mkt Cap Weighted
Proxy Peers: Average
Proxy Peers: Mkt Cap Weighted
S&P 500
DuPont
3 Year
89 %
80 %
74 %
71 %
75 %
54 %
2 Year
50 %
40 %
48 %
47 %
42 %
34 %
1 Year
15 %
12 %
15 %
16 %
20 %
13 %
Trian Peers
Proxy Peers
S&P 500
DuPont

Source: Bloomberg and CapIQ.

(1) Because DuPont's stock has outperformed the comparables by 13% - 18%[2] since the release of Trian's white paper on September 16, 2014, despite earning estimates coming down, Trian has chosen this end date to benchmark performance. Trian believes this date represents DuPont's unaffected stock price.

(2) Since September 16, 2014 through February 6, 2015, DuPont has outperformed proxy peers by 13% on an equal-weighted and 14% on a market cap weighted basis; Trian peers by 18% on an equal-weighted basis and Trian peers by 16% on a market cap weighted basis.

Root Cause Of DuPont's Underperformance

DuPont's State Of Perpetual Transformation Has, In Our View, Led To A 16-Year Stock Price Decline

- **Since '98, DuPont has continually restructured the portfolio to no avail**
  - Divested >$34bn in revenue(1) and acquired over $11bn in revenue(2) vs DuPont's current ~$35bn(3) revenue base
- **Yet, DuPont's <u>stock price has declined over a 16 year period</u>**

Unaffected Stock Price(4) Has Declined -11% Since the Separation of Conoco (16+ years) And Down -20% From Peak (5/20/98)

	DuPont	S&P 500	S&P Chem
TSR(5)	55%	144%	257%


$90
$75
$60
$45
$30
$15
May-98
Sep-01
Jan-05
May-08
Sep-11
Jan-15
Separation of Conoco announcement
DuPont completes Conoco split-off
Sale of Pharmaceuticals
Acquires remaining 80% of Pioneer
Sale of INVISTA
Danisco acquisition
Trian initial investment
Sale of Coatings
Day prior to Trian ownership made public (7/2013)

Source: Bloomberg, Cap IQ as of 2/6/15 and SEC Filings.

(1) Represents significant divestitures. Full year of revenue at DuPont before being separated (Conoco in 1997, Pharmaceuticals in 2000, Textiles in 2003, Coatings in 2011). Does not include the proposed spin-off of Performance Chemicals which has not yet closed.

(2) Revenue at time of acquisition was nearly $5bn, but is now estimated by Trian to be over $11bn assuming 68% of Agriculture (based on 10-K) and 67% of Nutrition and 100% of Industrial Bio are revenues from acquired businesses (based on 2013 Data Book).

(3) 2014 revenue includes Performance Chemicals.

(4) Unaffected share price refers to September 16, 2014, the day prior to press reports of Trian's Summary White Paper.

(5) TSR from announcement of Conoco IPO through the day prior to the release of Trian's Summary White Paper (5/8/1998 – 9/16/2014).

Outperformance Results From Best-in-Class Operations

Pre-Requisites For Success

- **Best-in-class revenue growth in each business segment**
- **Highest margins in each business segment (lowest cost producer in all businesses)**
- **Management consistently achieving promised performance targets**
- **Shareholder-friendly capital allocation in mature businesses and high ROIC in growth business**

Obstacles To Success

- **Excessive holding company costs –** Trian estimates $2-$4bn of excess corporate costs including ~$907m of publicly disclosed unallocated corporate costs
- **Disparate businesses and overwhelming complexity** have, in our view, rendered the management team incapable of meeting its own guidance
- **Bureaucracy and a lack of accountability** have led to below-peer organic revenue growth and margins in most segments
- **Poor capital allocation,** we would suggest, hurts ROIC and limits TSR over time
- **Poor corporate governance** has, in our view, led to above-target compensation for poor results, continued earnings misses and an obfuscation of performance

DuPont's Operating EPS declined by >7% over the last 3 years (2011-2014).
Long-term success will, in our view, only result if operational performance is best-in-class

Why DuPont Underperformed: Failure To Deliver Target Or Peer Level Organic Revenue Growth

- **DuPont's organic revenue growth has trailed peers in 5 of 7 segments (~71% of revenues)[1] and has rarely met its own goals**



Nutrition and Health
(Q212-Q414 CAGR(2))
7-9%
7-9%
4.7%
3.0%
2011 Target
2013 Target
Peers
DuPont
Industrial Biosciences
(Q212-Q414 CAGR(2))
10%-12%
7-9%
6.6%
3.2%
2011 Target
2013 Target
Novozymes
DuPont
Performance Materials
(2008-2014 CAGR(3))
4-6%
3-5%
4.5%
1.9%
2011 Target
2013 Target
Peers
DuPont
Agriculture – Crop
(2008-2014 CAGR(3)(4)(5))
8-10%
8-10%
8.0%
5.7%
2011 Target
2013 Target
Peers
DuPont
Safety and Protection
(2008-2014 CAGR(3))
8-10%
5-7%
3.2%
-0.2%
2011 Target
2013 Target
3M Segment(6)
DuPont
Performance Chemicals
(2008-2014 CAGR(3))
6-8%
3-5%
3.3%
1.3%
2011 Target
2013 Target
Peers
DuPont

Source: SEC filings and Wall Street research.

Note: Sales CAGRs exclude currency and M&A when possible; as DuPont does not disclose currency per segments, Sales CAGR for DuPont excludes only portfolio changes. The peers for Performance Materials are Celanese Advanced Engineered Materials and BASF Plastics; the peers for Crop Protection are Syngenta's crop business, FMC Agriculture, Bayer CropScience and BASF Agricultural; the peers for Nutrition & Health are Chr. Hansen Cultures and Enzymes, Tate & Lyle Specialty Food, Royal DSM Nutrition, Kerry Ingredients and Flavours and FMC Health and Nutrition; the peers for Performance Chemicals are Huntsman Pigment, Tronox Pigment, Kronos, Arkema Industrial, Daikin Chemicals and Honeywell Performance Materials.

Note: Uses 3M Safety and Graphics and BASF functions, materials and solutions for 2013 as both companies changed segments in FY13.

Note: For companies that have not yet reported full year 2014 results, assumes that year to date organic growth represents full year 2014 organic growth.

(1) Segments presented above contribute 71% of total DuPont revenue base. Agriculture Crop contributes 32% of the Agriculture segment's revenue (based on 2014 Form 10-K). Excluding Agriculture Crop, the remaining segments presented above contribute 61% of DuPont's revenue base.
(2) Timeframe starting the year after DuPont acquired Danisco. Calculates a weighted average organic growth rate over time using reported quarterly metrics.
(3) Begins in 2008 to capture current management tenure.
(4) Agriculture Crop growth does not exclude M&A. Estimates from data book (Crop as a percentage of agriculture or agriculture and nutrition segment for 2008-2013) 2014 revenue from 2014 form 10-K.
(5) Note: Agriculture growth targets for DuPont's full segment apply to both seeds and crop protection, not specified for one or the other.
(6) Uses 3M Safety and Graphics for 2013 and 2014 and 3M Safety, Security and Protection segment for the prior years.

Why DuPont Underperformed: Failure To Deliver Peer Level Margins

- **DuPont's EBITDA margins have lagged peers in 5 of 7 segments (~64% of revenues)**



Electronics & Communications(1)
23%
17%
Peers
DuPont
Safety & Protection(1)
26%
23%
3M Segment (2)
DuPont
Industrial Biosciences(1)
35%
21%
Novozymes
DuPont
Agriculture(1)
30%
22%
28%
23%
Monsanto
Crop Protection Peers
Blended Peers (3)
DuPont
Nutrition & Health(1)
24%
16%
Peers
DuPont

Source: SEC filings and Wall Street research. EBITDA includes a portion of unallocated corporate costs (allocated by revenue to the respective segment) and is adjusted for impairments and other non-recurring charges. DuPont, Monsanto, and Syngenta adjusted to exclude non-operating pension and OPEB. Novozymes does not disclose whether is has a defined contribution plan. As the other peers are segments of a company, rather than the whole company, and pension is not easily allocable, does not add back non-operating pension and OPEB for the other peers. Financials converted to US dollars at average exchange rate for year.
Peers for Electronics are Air Products Materials Technologies, 3M Electronics & Energy, Dow Electronics & Functional Materials. Peers for Agriculture are Monsanto, BASF Agriculture Solutions, Bayer CropScience, FMC Agriculture Solutions, Syngenta. Peers for Nutrition are Chr Hansen Cultures and Enzymes, Tate & Lyle Specialty Food Ingredients, Royal DSM Nutrition, Kerry Ingredients and Flavours, and FMC Health & Nutrition.

(1) Uses most recently available data for each company. CY2014 financials for DuPont, Novozymes, 3M, Dow, Air Products, FMC, Monsanto, and Royal DSM. LTM ending 9/30/2014 for BASF, Bayer, Syngenta, and Tate and Lyle. LTM 11/30/2014 financial for Chr Hansen. LTM 6/30/2014 for Kerry (financials released semi-annually). Certain peers only disclose segment-level depreciation and amortization in annual reports, which may not have been released yet for 2014 (or the relevant period included). As such, Trian assumes each segment's depreciation is of a similar proportion to the most recently available full-year figures.
(2) Uses 3M Safety and Graphics.
(3) "Blended Peers" refers to a 68% weighting of Monsanto's margin and a 32% weighting of Crop Protection Peers margins, reflecting DuPont's Agriculture segment's business mix (68% seed/32% crop).


Trian Initiatives

In Collaboration With Other Board Members, Trian's Nominees Will Seek To Focus On The Following Initiatives:

- **Assess The Corporate Structure**
  - Determine whether management is capable of achieving best-in-class revenue growth and margins with the existing portfolio or whether there is a need to separate the portfolio
  - While Trian advocates a separation as a means to improving performance, Trian nominees are open-minded to keeping the portfolio together if performance can be improved
- **Eliminate Excess Corporate Costs**
  - Ensure productivity initiatives hit the bottom line
  - Eliminate corporate bureaucracy, speed up decision making
  - Implement zero-based budgeting
- **Evaluate Capital Allocation Policies**
  - Includes organic investments (R&D, capital expenditures, Industrial Biosciences initiatives), M&A, balance sheet efficiency and capital return policies (increasing dividends)
- **Enhance Corporate Governance**
  - Increase transparency, re-evaluate proposed corporate governance at Chemours, align compensation programs with performance and hold management accountable for promised performance



Corporate Structure

Disparate Businesses And Overwhelming Complexity: *New DuPont*[(1)] *Remains A Conglomerate With 44% Of Sales In Low Growth Businesses*

- **The Performance Materials, Safety and Protection and Electronics and Communications segments have historically been low growth and volatile. Margins have deteriorated despite the significant increase in ethylene spreads**



Sales Growth Has Been Non-Existent (07-14) ($bns)(2)
0% CAGR
$12.5
$12.1
$9.4
$12.2
$13.7
$12.7
$12.7
$12.4
2007
2008
2009
2010
2011
2012
2013
2014
Growth in Adjusted PTOI(3) Has Been Anemic ($bns)
2.5% CAGR
$3
$2
$1
$0
25%
20%
15%
10%
5%
0%
$2.1
$1.3
$0.7
$2.1
$2.1
$2.1
$2.3
$2.4
2007
2008
2009
2010
2011
2012
2013
2014
Margin %: 16.5 11.0 7.9 17.5 15.2 16.2 18.2 19.7

This is Despite Performance Materials Over-Earnings As a Result of Record-High Ethylene Spreads

Ethylene Spread Profit Over Time (07-14) ($m)[(4)]



$204
$282
$186
$283
$296
$443
$504
$538
2007
2008
2009
2010
2011
2012
2013
2014

Excluding the ethylene spread PTOI was flat and margins only expanded ~58bps

Source: SEC Filings, Investor Presentations, Trian Estimates. PTOI before non-operating pension expense.
(1) "New DuPont" as defined by management (DuPont excluding Performance Chemicals segment).
(2) 2013 and 2014 figures are adjusted for Viton, which is transferred to Performance Chemicals in spin off.
(3) "PTOI" defined as pre-tax operating income.
(4) Ethylene spread calculations from Trian, market data sourced from Bloomberg and JP Morgan research. Assumes 95% operating rate of 1,500m pound ethylene facility, assumes its cracking 100% ethane vs propane.

The Other 56%: One Proven Growth Business, Two With Potential



Unproven
Nutrition & Health (12% of sales)
Organic Revenue Growth Has Been Below Target and Weakening
7-9%
5.0%
3.1%
1.7%
Target Growth
Q2-Q4 '12 Growth
2013 Growth
2014 Growth
Contracting EBIT Margins Since Acquisition(1)
12.6%
7.7%
2010 Margins (2) (3)
2014 Margins
Industrial Biosciences (4% of sales)
Organic Revenue Growth Consistently Below Target
7-9%
3.4%
3.5%
2.7%
Target Growth
Q2-Q4 '12 Growth
2013 Growth
2014 Growth
Contracting EBIT Margins Since Acquisition(1)
18.1%
13.7%
2010 Margins (3)
2014 Margins
Agriculture (40% of sales)
Strong Revenue Growth: 10% CAGR
($ bns)
$5.7
10% CAGR
$11.3
2007
2014
Improving Margins(4)
15.4%
16.7%
17.5%
19.5%
20.5%
21.2%
20.8%
2008
2009
2010
2011
2012
2013
2014

Source: SEC Filings, Investor Presentations, Trian Estimates.
Note: Compares organic growth to target growth. Danisco acquisition closed in Q2 2011, organic growth starts a year after acquisition closes.
(1) Margins are post-corporate to make figures comparable. Breaks out Danisco into Industrial Biosciences (its Genencor business) and Nutrition & Health.
(2) Blended margin of DuPont legacy nutrition and Danisco.
(3) Margins are pro forma for announced synergies of $130m. Synergies are allocated to Nutrition & Health and Industrial Biosciences on a % of sales basis.
(4) Adjusted PTOI margins. Starts in 2008, the first year DuPont reported Agriculture on a standalone basis.

In 2004, DuPont Promised Sale Of INVISTA Would Lead To Higher Growth And Profitability

- **In 2004, DuPont sold INVISTA, a commoditizing textiles business, to Koch Industries, a private conglomerate**
- **DuPont management claimed that DuPont would be positioned for higher growth and profitability:**
  - "With the anticipated sale of INVISTA, DuPont will be a smaller company with the potential for higher growth and profitability…But unlocking that potential means doing things differently. If we are to meet our earnings growth objectives – which we will – we cannot support the complexity and cost entailed by diverse and specialized organizations and processes. The actions we are announcing today are necessary to ensure the near- and long-term competitiveness of DuPont." – Press release, 12/1/2003
- **However, since the sale of INVISTA, DuPont's EPS growth and TSR have been meager relative to diversified industrial and chemical peers**



EPS Growth
769%
649%
317%
302%
280%
199%
189%
164%
161%
130%
127%
97%
87%
23%
FMC
EMN
DHR
BASF
DOV
ETN
EMR
UTX
HON
DOW
MMM
DD
IR
GE



TSR(1)
697%
479%
416%
268%
245%
228%
220%
187%
167%
163%
122%
112%
87%
21%
FMC
EMN
BASF
HON
DHR
ETN
DOV
UTX
EMR
IR
3M
DD
DOW
GE

Note: 2013 chosen as ending date for EPS growth comparison, as a significant portion of peers have not yet filed annual reports / Form 10-K's for 2014, which are necessary to make non-operating pension / OPEB (other post-employment benefits) adjustments.
(1) Source: Bloomberg as of 12/31/2003 - 9/16/14 (uses unaffected price, prior to release of Trian's White Paper).
Excludes companies not public during the relevant time period.

Chemical Investors Value Focus: PPG Industries Case Study



Mid-2012
Traded at the lowest common denominator due to the volatile commodity chemicals business which only generated 11% of sales
At the time, PPG traded at a 27% discount to coatings peers (Sherwin-Williams and Valspar), at just 13x next twelve months (NTM) P/E
Jul-2012
In July 2012, PPG announced its intention to separate the commodity chemicals business and merge it into a subsidiary of Georgia Gulf
Jan-2013
Just six months later, after PPG completed the split-off of its commodity business, PPG "RemainCo" re-rated to an 18x NTM P/E multiple, representing a ~40% multiple expansion (the blended multiple of the two businesses rose to 17x, a 33% increase)(1)
$145
$135
$125
$115
$105
$95
$85
Jul '12
Sep '12
Nov '12
Jan '13
PPG
S&P 500
S&P Chem
TSR(2)
36%
11%
14%
Traded at Significant Discount to Peers
EV/EBITDA
P/E
29% Discount
10.6x
7.5x
Coating Peers
PPG
27% Discount
17.6x
12.9x
Coatings Peers
PPG
Significant Re-Rating After Spin
EV/EBITDA
P/E
33% Increase
7.5x
10.0x
@ July 2012 Pre-Spin
@ Jan 2013 Post-Spin
33% Increase
12.9x
17.2x
@ July 2012 Pre-Spin
@ Jan 2013 Post-Spin

Source: SEC Filings, CapitalIQ and Press Releases and Bloomberg. Peers include Valspar and Sherwin Williams.

(1) Reflects a blended P/E multiples weighted by contribution of total 2012 EBIT.

(2) From the day before the separation announcement through the date of the split-off transaction (7/18/12-1/28/13).

Disclaimer: Market conditions at the time of the events reflected in this case study may differ materially from current and future market conditions. The performance of this example should not be construed as an indication of the performance of DuPont on a go-forward basis. Past performance is not an indication of future results.

Benefits Of Focus: Improve Performance Vs. Peers


Ingersoll Rand

ALLEGION

- **Ingersoll-Rand management had struggled to run a multi-industry conglomerate:**
  - Rescinded guidance within months of March 2011 Investor Day, implying little control over businesses[(1)]
  - Margins were dramatically lower than peers in businesses comprising ~85% of sales[(2)]
  - Capital allocation had been subpar as indicated by IR's ~6% ROIC[(3)], among lowest of its peers
- **In April 2012, Trian met with management to discuss a broad corporate restructuring to achieve greater focus, higher margins, optimal capital allocation and improved corporate governance**
- **On August 13, 2012, the Board of Directors of Ingersoll-Rand elected Trian CEO Nelson Peltz to serve as a director on the company's Board**
- **After we initially recommended a separation into 3 distinct businesses[(4)], the Company convinced us that it only had bandwidth for a separation into two**
- **Therefore, on December 10, 2012, Ingersoll-Rand announced that it was spinning off its Commercial and Residential Security Businesses (now called Allegion) to shareholders[(5)]**
  - Announced that commercial and residential security would form a new standalone global company while Ingersoll Rand will continue as a global leader in creating comfortable, sustainable and efficient environments
  - Announced revised capital structure, including an increase in overall leverage levels (while maintaining a solid investment grade rating), a new $2bn share repurchase program (with 15 month time frame for completion) and 31% increase in quarterly dividend

"We believe the spin-off, which is the result of an in-depth review of strategic alternatives by our Board and management, will allow both companies to enhance value by allocating capital and deploying resources in a more focused way, while preserving and increasing synergies within their businesses. At the same time, it will position the new security company to build scale and make the necessary investments for the future."

-Michael W. Lamach, IR Chairman & CEO, Dec. 10, 2012

Source: Company SEC filings, investor presentations and 2/10/12 call with Ingersoll-Rand Investor Relations. While Mr. Peltz was a director of Ingersoll-Rand plc, none of the information set forth herein is based on non-public information of Ingersoll-Rand plc.

(1) On October 20, 2011, management rescinded March 2011 Investor Day guidance, just three months after reiterating such guidance on July 2011 earnings call.
(2) Includes "IR Climate" and Industrial segments. "IR Climate" represents Climate Solutions segment (ex. Hussmann) plus Residential HVAC (estimated to represent 75% of Residential Solutions segment sales).
(3) Includes aggregate ~$4.4bn impairment charges taken since 2008.
(4) August 2, 2012 Schedule 13D.
(5) Ingersoll-Rand press release issued December 10, 2012.

Disclaimer: This case study is an example of a discrete investment, which is presented solely to illustrate Trian's investment process and strategies and not to imply that Trian's involvement with DuPont will be successful. Market conditions at the times of the events reflected in the case study may differ materially from current and future market conditions. There can be no guarantee or assurance that Trian's strategic or operating initiatives if implemented will be successful. The performance of the example should therefore not be construed as an indication of the performance of DuPont on a going forward basis. Past performance is not an indication of future results.

Benefits Of Focus: Improve Performance Vs. Peers


Ingersoll Rand

ALLEGION

- **Significant operational and financial improvements in both businesses since separation**
  - EBIT margins at new Ingersoll-Rand expected to be up ~35% from 2012-2016 (from 9.2% to 12.5% at the mid-point of guidance[3]); EPS to grow 15-20% per year[4]
  - ~$5.4bn in total capital returned to shareholders from 2011 to 2014[5]
  - In March 2014, Allegion had its first investor day and guided high-teens EPS growth driven by 4-5% revenue growth, margin expansion and capital return
- **Stock price outperformance**
  - Since Trian disclosed its approximately 7% stake in Ingersoll-Rand, share price has increased by 106% versus 60% for the S&P and 64% for the S&P 500 Industrials Index[6]

NTM EV/EBITDA Multiple


15.0x
13.0x
11.0x
9.0x
7.0x
5.0x
3.0x
+58% increase
+113% increase
6.6x
10.5x
14.1x
Ingersoll-Rand, Pre-Trian (1)
Ingersoll-Rand, Current (2)
Allegion, Current (2)

New Ingersoll-Rand EBIT Margins


Same management team pre and post-spin!
9.2%
11.0%
12-13%
2012
2014
2016 Target (3)

Source: Company SEC filings, Bloomberg, CapitalIQ.
(1) Reflects 2012e EV/EBITDA multiple as of 2/1/2012, the day prior to Trian's initial investment.
(2) "Current" refers to February 6th, 2015.
(3) 2016 target per November 2013 Analyst and Investor Meeting.
(4) Annual EPS growth rate from 2012 – 2016. Historical EPS figures based on SEC filings. Projected EPS growth based on Bloomberg consensus estimates and Trian estimates.
(5) Cash used for dividends and share repurchases from 2011 – 2014.
(6) Bloomberg 5/8/12 through 2/6/2015.

Disclaimer: This case study is an example of a discrete investment, which is presented solely to illustrate Trian's investment process and strategies and not to imply that Trian's involvement with DuPont will be successful. Market conditions at the times of the events reflected in the case study may differ materially from current and future market conditions. There can be no guarantee or assurance that Trian's strategic or operating initiatives if implemented will be successful. The performance of the example should therefore not be construed as an indication of the performance of DuPont on a going forward basis. Past performance is not an indication of future results.

Excess Corporate Costs

Excess Corporate Costs: The Coatings Case Study

- **In 2012, DuPont announced the sale of Coatings to private equity buyers**
- **At the time, Coatings generated $339m[(1)] of EBITDA (2011A). Today, that same business, renamed Axalta, generates $852m[(2)] of EBITDA, an improvement of >150%**
- **In 2014, the new owners filed a Form S-1 to take Axalta public. The S-1 disclosed that Pro Forma EBITDA in 2011 was $568m[(3)], $229m higher than originally reported by DuPont in the same year – <u>this implies that DuPont burdened the Coatings segment with $229m of excess corporate costs</u>**



EBITDA Under DuPont (2007-2011)
-11%
$380(4)
$339(1)
2007
2011
EBITDA – Different Owners, Same Year
+68%
$339(1)
$568(3)
2011 (As Reported by DuPont)
2011 (As Reported by Axalta S-1)
EBITDA Under New Owners – Improvement (2011-LTM)
+50%
$568(3)
$852(2)
2011
LTM 9/30/14

- **DuPont transferred >$5bn of shareholder wealth to private equity owners by not running Coatings efficiently and selling the business for cash rather than doing a tax-free spin**
- **We estimate that consolidated DuPont is burdened by $2-$4 bn of excess corporate costs[(5)]**

Source: DuPont and Axalta SEC Filings.

(1) Coatings adjusted PTOI plus depreciation expense less an allocation of unallocated corporate costs plus an addback for non-cash items and certain pension expense in-line with Axalta's current addbacks to make it comparable to Axalta's figures. Assigns unallocated corporate expense at ~2% of sales (DuPont's FY2011 unallocated corporate expense and Other as % of FY2011 segment sales) to make margins comparable.

(2) Represents Axalta's Adjusted Operating Income plus Depreciation & Amortization expense for the last twelve months ending on 9/30/14. Metric differs slightly from Axalta's Adjusted EBITDA (as reported) as it excludes other expense (income) and dividend to non-controlling interest to make EBITDA comparable.

(3) Represents Axalta's Adjusted Operating Income plus Depreciation & Amortization expense for 2011. Metric differs slightly from Axalta's Adjusted EBITDA (as reported) as it excludes other expense (income) and dividend to non-controlling interest to make EBITDA comparable.

(4) Coatings 2007 EBITDA not adjusted for pension, because non-operating pension / OPEB (other post-employment benefits) expense was not disclosed by DuPont (DuPont had small pension income in 2007).

(5) Please refer to pages 71 and 72.

Estimated Excess Corporate Costs: The Coatings Case Study

- **There is a $229m difference between the 2011 Adjusted EBITDA reported by Axalta and DuPont, for its Coatings business (*same company, same year*). We believe much of the difference is excess corporate expense, which in our view, burdens all of DuPont's businesses**
- **Trian estimates excess corporate costs using two approaches:**

Approach #1 - % of sales

($ in millions)

At Axalta / Coatings	
2011 Adj. EBITDA - Axalta	$568 [(1)]
- 2011 Adj. EBITDA - DuPont, after Unallocated Corporate	339 [(2)]
Excess Allocated and Unallocated Corporate	$229
Excess Allocated and Unallocated Corporate	$229
÷ Coatings Segment Sales	4,281
= *% of Segment Sales*	5.3%
Extrapolation to DuPont	
% of Segment Sales	5.3%
x 2014 DuPont Segment Sales	35,006
= Total Excess Corporate Costs	**$1,869**

Approach #2 - % of EBITDA

($ in millions)

At Axalta / Coatings	
2011 Adj. EBITDA - DuPont, before Unallocated Corporate	$420 [(3)]
- Unallocated Corporate	80
= 2011 Adj. EBITDA - DuPont, after Unallocated Corporate	$339 [(2)]
2011 Adjusted EBITDA - Axalta	$568 [(1)]
- 2011 Adj. EBITDA - DuPont, before Unallocated Corporate	420
Excess Allocated Corporate	$148
Excess Allocated Corporate	$148
÷ 2011 Adj. EBITDA - DuPont, before Unallocated Corporate	420
= *% of Segment EBITDA*	35.4%
Extrapolation to DuPont	
% of Segment EBITDA	35.4%
x 2014 DuPont EBITDA ex Unalloc Corporate	$7,777 [(4)]
Excess Allocated Corporate	*$2,751*
+ 2014 Unallocated Corp	907 [(5)]
= Total Excess Corporate Costs	**$3,658**

Source: Axalta Coatings Systems Ltd. Form S-1 filed on 8/20/14, Trian estimates, and DuPont SEC Filings.

(1) Represents Axalta's Adjusted Operating Income plus Depreciation & Amortization expense. Metric differs slightly from Axalta's Adjusted EBITDA (as reported) as it excludes other expense (income) and dividend to non-controlling interest to make EBITDA comparable.
(2) Coatings adjusted PTOI plus depreciation expense less an allocation of unallocated corporate costs and adds back non-cash items and certain pension expense in-line with Axalta's current addbacks to make it comparable. Assigns unallocated corporate expense at ~2% of sales (DuPont's FY2011 unallocated corporate expense and other as % of FY2011 segment sales) to make margins comparable.
(3) Coatings adjusted PTOI plus depreciation expense and adds back non-cash items and certain pension expense (in-line with Axalta's current addbacks to make it comparable).
(4) 2014 DuPont EBITDA before Unallocated Corporate represents DuPont's reported Adjusted Segment PTOI less Other PTOI plus segment depreciation for 2014.
(5) Unallocated corporate expenses plus Other adjusted PTOI minus 2014 unallocated corporate and other depreciation and amortization.

Estimated Excess Corporate Costs: DuPont's Methodology

- **DuPont asserts that Trian has used "faulty extrapolations"[1] to arrive at the estimated $2-$4bn of excess costs**
- **DuPont might say that Trian's methodology (Approach #1 and Approach #2) is flawed because**
  - i) DuPont allocates corporate costs by employee count, and
  - ii) Coatings had an oversized number of employees, thereby inflating the allocated / excess corporate costs at the business
- **Regardless, by DuPont's own methodology, there are $1.7bn of excess costs**

Approach #3 - % of Employees

($ in millions)

At Axalta / Coatings	
2011 Adj. EBITDA - DuPont, before Unallocated Corporate	$420[2]
- Unallocated Corporate	80[2]
= 2011 Adj. EBITDA - DuPont, after Unallocated Corporate	$339
2011 Adjusted EBITDA - Axalta	$568[2]
- 2011 Adj. EBITDA - DuPont, before Unallocated Corporate	420
Excess Allocated Corporate	$148
Axalta Employees	13,000[3]
Total 2011 DuPont Employees	70,000[4]
% of Employees	18.6%
Extrapolation to DuPont	
Excess Allocated Corporate	$148
÷ % of Employees	18.6%
Implied Excess Allocated Corp Costs	**$799**
+ 2014 Unallocated Corp	907[2]
= Total Excess Corporate Costs	**$1,706**

The elimination of just these excess costs implies 26% to 55% of incremental shareholder value[5]

(1) James Collins, Executive Vice President of DuPont at Bank of America Merrill Lynch US Basic Materials Conference (12/10/2014).
(2) See page 71.
(3) Estimated number of employee at Coatings in 2011 as per Trian estimates and two independent Wall Street research analysts (Bank of America and JP Morgan). See i) "Initiate with Buy; beneficiary of crude oil drop at a discount", Bank of America initiating coverage report on Axalta, December 22, 2014, and ii) "New Owners: Initiate Coverage of AXTA with Overweight Rating", JP Morgan initiating coverage report on Axalta, December 22, 2014.
(4) DuPont 2011 Form 10-K.
(5) Incremental value estimated by multiplying Total Excess Corporate Costs on this page (and prior page) by the approximate last twelve months trading multiple for DuPont (10.3x). Source: Bloomberg.

Coatings: The Operational Improvements After The Transaction

According to the recent Axalta S-1 filing and research reports, the private equity firms that acquired DuPont's Coatings business made the following strategic and operational improvements:

1. **Strengthened senior management:** Replaced 12 of top 17 executives, including CEO and CFO
2. **Created a results-driven culture, focused on profitable growth:** Replaced 69 of top 140 managers
3. **Accelerated organic net sales growth:**
   - Changed strategy from DuPont strict "run and maintain" mode, in which DuPont took cash from Coatings to grow other businesses
   - Invested in high growth areas such as China
   - Aggressively pursued lost market share in the Refinish and Light Vehicle businesses
   - Aggressively promoted industrial coatings
   - Realigned businesses on a global versus regional basis
4. **Expanded EBITDA margins:** From 8% in 2011 to 19% in LTM 9/30/14(1)
   - Eliminated $229m of excess corporate costs(2)
   - Transitioned to a more cost effective, coordinated system for CEO, CFO, CAO (e.g., IT platform, global procurement)
   - Eliminated low margin customer business
   - Improved customer pricing policy (now taking regular and selective price increases)
5. **Invested in European manufacturing to reposition the region for growth (expects $100m of incremental EBITDA in 2017)**
6. **Generated nearly $200m of working capital funds immediately by creating third party credit terms and improving inventory position(3)**

Source: Axalta Form S-1 filed on 8/20/14, Trian estimates SEC Filings, Robert W Baird report 1/12/14,Bank of America report 12/22/14, Citi report 12/22/14.

(1) Compares 2011 EBITDA margin reported by DuPont and LTM September 30, 2014 EBITDA reported by Axalta. DuPont adjusted for unallocated corporate expense (2% of sales), and adds back non-cash items and certain pension expense to make it comparable. Axalta EBITDA is Axalta's Adjusted Operating Income plus D&A.

(2) Compares 2011 EBITDA reported by DuPont, adjusted for allocated corporate, pension, and non-cash items to 2011 EBITDA reported by Axalta with certain adjustments for non-cash items and pension expense to make comparable with DuPont.

(3) According to Axalta cash flow statement in the S-1, the "changes in operating assets and liabilities" provided a source of cash of $199.2m in 2013.

Management Must Be Held Accountable For Cost Savings Hitting the Bottom Line

Management's Claimed Cost Savings	Trian's Perspective

- **"…I'm also pleased to note that we have increased our cost reduction target by approximately $300 million to at least $1.3 billion of total expected savings to be achieved on a run-rate basis by 2017."**
  - DuPont Q4 2014 earnings transcript

- **The $1.3bn claim is really $925m given the fact that $375m is a *transfer* of costs (to Chemours), *not a cost reduction***
- **Management is not committed to flowing all the cost savings to bottom-line**
  - Q: "Is there anything that might….be an offset…to [the EPS impact] from Fresh Start in 2016?"
  - A: "…there'll be inflation that occurs on some of the cost items…So there's going to be some increase in that cost element that this is going to be going against [the cost cuts]"(1)

- **"…we will eliminate $230 million in residual costs associated with the divestiture [Coatings]…we expect to deliver…the full amount in 2014..."**
  - DuPont Q3 2012 earnings transcript

Unallocated Corporate Cost Reduction: Coatings

($ in millions)


$230
Realized 50% of target
$115
Promised
Realized (2)

(1) **Source**: Q4 2014 Earnings call.
(2) **Source**: DuPont SEC filings. Realized cost reductions represents the difference between unallocated corporate plus other in 2012 ($1,022m) and 2014 ($907m).


Capital Allocation

Substantial Agriculture R&D Has Yielded Negative Results

~$5bn[5] in Agriculture R&D over last 5 years

Results

- **No new biotech traits, of significance, discovered**
- **$1bn jury verdict against DuPont for patent infringement**
  - A federal jury found that DuPont willfully infringed on Monsanto's RoundUp Ready 2 patent and owed Monsanto $1bn in damages[1]
  - In lieu of this, DuPont and Monsanto agreed to a settlement whereby DuPont will pay a minimum of $1.75bn in royalty payments for Roundup Ready 2 and dicamba (from 2014 through 2023)[2]
- **$1.2bn in charges relating to Imprelis, despite estimated sales of only ~$7m[3]**
- **Paying competitors for science capabilities**
  - DuPont licenses Bayer's LibertyLink, Dow's Herculex, Monsanto's Roundup Ready, and Syngenta's Agrisure
  - Agrisure license could exceed $400m in cumulative payments[4]

Source: SEC filings.
(1) Monsanto press release 8/1/12.
(2) DuPont press release 3/26/2013.
(3) Free Press, "EPA: DuPont failed to warn of popular herbicide's danger to trees". Charges taken by DuPont related to customer claims of damage caused by the Imprelis herbicide.
(4) Pioneer press release, 12/14/2010.
(5) 2010-2014 based on Company Data Book and 2014 Form 10-K.

Reckless And Expensive Agriculture Failures

- **DuPont's new product launches have led to expensive solutions/charges and in our view have damaged the Company's credibility**

Imprelis:
$7m sales, $1.2bn in charges

- On October 2010, DuPont began marketing Imprelis as a safe-to-use herbicide designed for professional use
- After the release of Imprelis, reports emerged that trees were browning and dying; however DuPont continued to market this product
- In August 2011, the EPA issued a "Stop Sale" Order, requiring DuPont to cease sale and use of, and to remove Imprelis
- While Imprelis is only estimated to have resulted in ~$7m in sales[1], the Company has recorded charges of $1.2bn[2]
- **Trian believes that this product should have never been brought to market**

Optimum GAT:
~$1.75bn in licensing payments to Monsanto

- From 2006-11, DuPont touted Optimum GAT as a competitive trait to Monsanto's RoundUp Ready
- Optimum GAT results proved to be lackluster, and DuPont combined the gene with RoundUp Ready
- This led to significant litigation liability: A federal jury found DuPont willfully infringed on Monsanto's patents and thus awarded Monsanto $1bn in damages to Monsanto, one of the largest verdicts of 2012
- DuPont and Monsanto reached a settlement where DuPont will pay Monsanto a minimum of $1.75bn (royalties) through 2023
- **Trian believes DuPont was reckless in infringing upon Monsanto's patent. Not only did DuPont's trait fail, but it was forced into licensing Monsanto's trait**

Source: Class Action Lawsuit: Case No. 11-2284-GP, EPA Website, New York Times —New Herbicide Suspected in Tree Death, IHS Chemical Week March 25-April 1, 2013, and Litigation, Spring 2013.
(1) Detroit Free Press, "EPA: DuPont failed to warn of popular herbicide's danger to trees."
(2) 2013 DuPont Form 10-K.

Uneconomic ROIC On 2/3rds Of The Revenue Base (Ex Ag & Pharma)

Sales ex Agriculture and Pharma (2007-2014)

0% CAGR

2007	2008	2009	2010	2011	2012	2013	2014
$23.7	$24.0	$19.0	$23.7	$28.8	$24.4	$24.0	$23.4

Capital Expenditures, Net Acquisitions & Research and Development

($ in Billions)	Cumulative '08-'14
Net Capital Expenditures	$9.1
Acquisitions, Net of Divestitures	$1.9
Research and Development	$6.3
Total Investment	**$17.3**

Pre-R&D EBITDA ex Agriculture and Pharma (2007-2014)

3% CAGR

2007	2008	2009	2010	2011	2012	2013	2014
$4.2	$3.0	$2.5	$4.8	$5.8	$5.3	$4.8	$5.3

Uneconomic ROIC(1): Significantly Below WACC(2)

ROIC is 45% Below Cost of Capital

DuPont's Cost of Capital (WACC)	DuPont's Actual ROIC
9.1%	5.0%

DuPont's inability to generate an attractive return in its non-Agriculture businesses (68% of revenues) is concerning especially in light of the current headwinds in Agriculture markets

Source: Company SEC filings, Trian Estimates and Company Data Books.
Trian estimates Agriculture EBITDA for 2007 using average of 2008-2010 Nutrition EBITDA margin (pre-Danisco) and backing out Nutrition EBITDA from segment figures (when DuPont only reported Agriculture and Nutrition as one segment). Assumes 2013 Company acquisition spending in Agriculture was entirely related to Pannar. For 2007, assumes capex and R&D spend as % of sales for Agriculture & Nutrition segment is the same as for Agriculture standalone.
(1) ROIC defined as change in EBITDA pre-R&D, excluding agriculture and pharma from 2007-2014 divided by the sum of 2008-2014 net capex, R&D and acquisitions. The result is tax-effected at 22%.
(2) Weighted average cost of capital calculated using fully diluted market capitalization as of 2/6/2015. Pre-tax cost of debt assumed to be 2.72% based on the yield of recently issued 8-year debt (issued 2/15/13) as per Bloomberg as of 2/6/2015. Assumes 22% tax rate. Cost of equity assumes risk free rate of 1.95%, the approximate yield on the 10 year Treasury as of 2/6/2015, a beta of 1.095 (Source: Bloomberg), and an equity risk premium of 7.5% (Trian estimate). Cost of preferred equity assumed to be 4.2%, consistent with weighted average yields on current outstanding preferred.

DuPont Has Reduced Investment In Growth Businesses

- **Trian believes that capital and R&D should be invested primarily in growth businesses rather than mature businesses**
- **DuPont management has demonstrated that it disagrees:** Investments[1] as a percentage of sales into growth businesses have been reduced more than investments into mature businesses (Coatings and Performance Chemicals), despite management's claims of increasing investments into growth businesses[2]



Capital Expenditures Plus R&D as a % of Segment Sales
Agriculture & Nutrition
13.4%
-115bps
12.3%
2008
2013
Electronics & Communications
14.7%
-585bps
8.8%
2008
2013
Safety & Protection
15.3%
-1,025bps
5.1%
2008
2013
Performance Materials
5.9%
-138bps
4.5%
2008
2013
Performance Coatings(3)
3.7%
-73bps
2.9%
2008
2011
Performance Chemicals
7.5%
+61bps
8.1%
2008
2013
"Core" Segments
Segments Where Separation Completed/In Process

Source: Company Data Books. Figures only through 2013, as 2014 Company Data Book not yet released.

(1) "Investments" refers to the sum of capital expenditures and research and development.

(2) See presentation at September 2013 Credit Suisse Chemical and Ag Science Conference. (http://investors.dupont.com/files/doc_presentations/2013/DuPont%20Credit%20Suisse%20Presentation%20for%209-19-13%20FINAL.pdf).

(3) Performance Coatings became a discontinued operation in 2012; consequently, 2011 was the last year its results were reported.

Failure To Meet Applied Biosciences Goals

- **In 2007, DuPont promised $2.3bn revenue for Applied Biosciences by 2012**
- **Significant investments over time**
  - $2.0bn in "other" expenses (2008-2014)
  - $7bn purchase of Danisco to bring capability "in-house"


Results

- **Missed 2012 revenue target by nearly 80% ($507m vs $2.3bn)**
- **New products mentioned in 2007 investor day are nowhere to be found**
  - Omega 3s, Cerenol, Zemea, Biosurfaces, Actamax, etc
- **Biofuel facilities not commercialized**
  - Initially expected in 2010 (biobutanol) and 2012 (cellulosic)
  - Competitors have succeeded in commercializing their facilities (Gevo – biobutanol; Beta Renewables – cellulosic)

The Company should provide investors with tangible evidence that projects such as these will be economically viable and provide a strong return on capital…<u>within a reasonable timeframe</u>

Source: 2012 data book, 2013 data book, 2008-2013 non-GAAP reconciliation (on DuPont website), transcripts, press releases, DuPont Applied Biosciences Analyst Day Company presentation. Biomaterials and Biofuels based on 2012 Data Book figures for Industrial Biosciences. Biomaterials was 19% of 2012 sales and biorefineries was 24%. Gevo Form 10-K and press releases and Beta Renewables press releases.

Poor Decisions On Capital Expenditures

- **DuPont has grown capacity in commoditized markets where demand dynamics are unfavorable**

	Sub-Industry	Capacity Expansion Plans	Status/ Timeline	Industry Headwinds
Performance Chemicals	**TiO2**	Capacity additions at several TiO2 facilities plus $600m for Altamira (adding ~5% to global capacity)	Altamira capacity coming online by 2016, already delayed by more than a year	▪ Customers have been destocking inventory and finding efficient ways to cut back on TiO2 in formulation (e.g. substitutes) ▪ Chinese suppliers' increasing sophistication and capacity expansion ▪ Management does not seem to take into account unattractive demand-supply dynamics when deciding to expand capacity (global utilization estimated to be 75% in 2014)
Safety & Protection	**Kevlar**	New $500m plant expanding capacity by ~25%	Completed (Oct. 2011)	▪ Lower military demand for Kevlar (due to US withdrawal from Iraq and planned departure from Afghanistan)
Electronics & Comm.	**PVF Films for Photovoltaics**	$295m investment to double Tedlar PVF Capacity	Completed (Mid-2012)	▪ Price declines in solar energy are pressuring photovoltaic manufacturers (customers) ▪ Global solar module capacity was just 74% in 2014, down from 78% in 2013 ▪ Subsidies for solar energy continue to be cut (e.g. Japan cut subsidy in March 2014) ▪ Company recognized overall solar market weakness; cumulative write-downs of $279m in 2012 and 2014 due to weakness in thin films for PVFs
	OLEDs (Organic Light-Emitting Diodes)	"Adding material capacity to meet the anticipated market demand"	Timeline Unclear (As of Sept. 6, 2012)	▪ Remains unclear if manufacturers can make OLED cheap enough to mass produce

Source: Company SEC filings, DisplaySearch blog dated 12/14/2012, Morgan Stanley 2/13/2012, JP Morgan 11/28/2012, Kronos Company Filings, DuPont transcripts, "Defense Cuts Carry Big Cost" by John Reid Blackwell at TImesDispatch.com, Goldman Sachs TiO2 report 12/11/14, Barclays Kronos report 1/31/14, DuPont press release 5/11/2011, DuPont press release 10/7/2011, Goldman Clean Energy report 1/6/15, and "Japan Cuts Subsidy for Solar Power, Boosts Offshore Wind" by Hisaki Watanabe, Bloomberg 3/25/2014.
Note: The estimates, projections, pro-forma information and potential impact of Trian's ideas set forth herein are based on assumptions that Trian believes to be reasonable, but there can be no assurance or guarantee that actual results or performance of the Issuer will not differ, and such differences may be material. This presentation does not recommend the purchase or sale of any security.

Capital Returned To Stockholders Is Below That Of Peers

DuPont's Rhetoric	The Reality

"Returning capital to shareholders remains a hallmark of DuPont. *From 2009 to date, we returned more than $9 billion to shareholders through dividends, an increase of 12% during this period."*

- October 2014 Letter to Shareholders

- **Between 2009 and 2013, DuPont returned less FCF and proceeds from divestitures than peers**
  - DuPont returned 52% of FCF and proceeds from divestitures
  - Compares to 82% for proxy peers group and 60% for diversified chemical and industrial peers peers[(1)]
- **Under the CEO's tenure, dividend growth has been significantly below that of peers**
  - 12% vs 66% for proxy peer group average and 117% for diversified chemical and industrial peers[(2)]
- **Diluted shares outstanding have risen during CEO tenure[(3)]**
  - Why is management not at least offsetting dilution with repurchases?
- **>10 years to complete its 2001 buyback authorization of $2bn[(4)]**
- **No timeline for 60% of current $5bn buyback program**
- **Only $1bn of $4bn coatings proceeds returned to shareholders**

We're pleased that DuPont has more recently acted on our recommendation to adopt a more shareholder-friendly capital return policy

Source: Bloomberg, Company Transcripts, SEC filings, Trian calculations.

(1) Evaluates dividend and share repurchases over free cash flow plus proceeds from divestitures. Period from 2009-2013. Note: not updated for 2014 as not all peers reported.

(2) Represents 2008-2014 dividend growth. Calculated based on dividends declared in a given calendar year.

(3) Diluted shares have risen 1% from 2008 to 2014. Fully diluted shares calculated using basic shares plus RSUs plus dilution from stock options (as calculated using treasury stock method). Treasury stock method calculations utilize year end share prices in both 2008 and 2014, as appropriate.

(4) $2bn plan first authorized in 2001. The final purchase under the program was completed in H1 2012.

DuPont's Balance Sheet Is Inefficient

- **With today's record-low interest rates, DuPont should be utilizing its balance sheet to enhance long-term shareholder returns**
- **DuPont's current leverage is a modest 0.5x[(1)]**
- **One of DuPont's fiercest competitors – Monsanto – increased its net leverage target in order to use its balance sheet as a weapon for enhanced shareholder returns; even while being expected to grow EBIT faster than DuPont and investing more[(2)]**
  - "**Monsanto announced a fundamental change in its idea of an appropriate capital structure**…Monsanto intends to begin an accelerated share repurchase program of $6b in 4Q:F14 or 1Q:F15 and to repurchase $11b in shares over a two year period or approximately 85 million shares or **16% of outstanding common [shares].** Monsanto is a good free cash flow generator and maintaining a 1.5x leverage target would imply meaningful future repurchase beyond the current $11b target by mid 2016." - JP Morgan (6/26/14)

~1.5x incremental leverage at DuPont yields earnings accretion of 9% by 2017[(3)]
(DuPont's EPS has fallen >7% between 2011 and 2014)

(1) LTM 12/31/2014 Net Debt / Adjusted EBITDA.
(2) As per Bloomberg consensus estimates and SEC filings.
(3) Assumes shares repurchased at a 10% premium to $76.10 stock price (price as of 2/6/15). Assumes a 3.5% interest rate. EPS accretion is measured versus current Wall Street consensus estimates according to Bloomberg.

Dilutive M&A: Subtraction By Addition Of Danisco

Danisco Growth Below Historical and LT Targets



5.2%(1)
5-7%
8-10%(2)
7-9%
3.1%(3)
Danisco Avg Growth Rate
Danisco Long-term Target
DuPont 2011 Long-term Target
DuPont 2013 Long-term Target
Actual Organic Growth

Nutrition and Industrial Biosciences EBIT Margins(4)



13.8%
15.2%(5)
10.6%
12.5%
9.3%
Profitability down 33%
2010
2010PF For Danisco Margin Target
2014
PF for Synergies
Excluding Synergies

Source: Company SEC Filings and Transcripts, Danisco Annual and Quarterly Financial Reports and Transcripts.

(1) Danisco historical growth rate is organic growth from FY2005-2010 or 5.2%. Fiscal year 2006 growth measures only ingredients growth and Fiscal Year 2007 growth excludes flavours growth (as Danisco sold that business before DuPont acquired Danisco).

(2) 2011 long-term targets weighted by 2011 sales of Nutrition and Health and Industrial Biosciences.

(3) Revenue growth from Q2 2012-Q4 2014.

(4) Margins are before non-operating pension and OPEB expense. Uses Danisco pension expense to estimate non-operating pension and OPEB expense for Danisco prior to acquisition. For synergy figures, incorporates $130m of synergies based on Company Q4 2012 earnings call transcript (1/22/2013).

(5) 15.2% EBIT margin derived by assuming 15.9% margin for Danisco (estimated to be 76% of combined Nutrition and Industrial Bio revenue) and 4.8% margin for legacy soy business plus $130m of synergies.

Corporate Governance

Consistent Lack Of Transparency

1. **DuPont "shuffles the deck chairs" with operating segments**
   - Changed segment reporting lines 3 times since 2000[(1)]
   - Operating assets also move around (e.g. Viton moved from Performance Materials (PMat) to PChem in 2014)
2. **DuPont "shuffles the deck chairs" with operating costs in the consolidated P&L**
   - In 2013 Form 10-K, reported a completely new cost item called "other operating charges" ($3.8bn) which was formerly included in Cost of Goods Sold (COGS), effectively restating the implied gross margin as 960bps higher[(2)]
   - In the fourth quarter 2014 earnings release, restated "other operating charges" again – 2013 other operating charges were restated down to $1.6bn from $3.8bn, with the difference added to SG&A, effectively increasing the SG&A ratio by >600bps[(3)]
3. **Management stopped reporting new product cannibalization entirely in 2007**
   - According to DuPont's prior Data Books, ~63% of new product sales were cannibalized in the years 2004-2006[(4)]
4. **DuPont lacks a consistent reporting methodology for M&A activity**
   - Gains on asset sales are occasionally included as operating income, e.g. Q3 2013 ~$26m gain on Pannar[(5)]
   - When measuring operating margins between 2008 and 2013, DuPont selectively includes the impact of M&A[(6)]
     - DuPont excludes Coatings (sale announced in 2012) and PChem (not yet spun), but doesn't exclude Danisco (acquired in 2011), nor does it pro forma adjust the "base" 2008 margin for the Danisco acquisition
5. **Management confused the research community when it revised long-term margin targets and simultaneously added back pension/OPEB expenses.[(7)] During this process, management brought down long-term targets but never made that clear to stockholders**

Source: Company Press Releases, SEC Filings, 2006 Data Book, Q3 2013 presentation.
(1) From 2010-2011, DuPont split Agriculture & Nutrition into 2 segments, only providing one year of historical information for each. From 2008 -2009, DuPont changed reporting from 6 to 7 segments and adjusted the businesses included within the pre-existing segments (e.g. Safety & Protection, Electronics & Communications). From 2001-2002, DuPont dramatically realigned its businesses, excluding Agriculture & Nutrition.
(2) 2012 implied gross margins increased by ~960bps using the 2013 annual 8-K vs the 2012 annual 8-K (COGS were 61.9% of sales vs 71.5% sales), as the company separated other operating charges from cost of goods sold. Analysis defines gross margin as sales less COGS.
(3) SG&A expense as a % of sales.
(4) Average cannibalized sales as a percentage of new product sales from 2004-2006 sales. Estimates using the graphs provided on page 16 of the 2006 DuPont data book, entitled "Sales From Products Commercialized in Last 5 Years" and "Growth Revenue From Products Commercialized in Last Five Years (Net of Cannibalization)."
(5) Claimed $26m gain related to an equity remeasurement of Pannar, yet in 2012 annual press release identified gain on the sale of equity method investment as a one-time gain ($122m gain).
(6) Source: Shareholder Update Presentation 10/28/14 (page 27).
(7) There were discrepancies between research analysts when they attempted to compare 2011 and 2013 targets adjusting for pension and OPEB expense.
Oppenheimer (5/3/13) and UBS (5/7/2013) showed substantially different adjusted PTOI targets from the 2011 Investor Day.

Poorly Constructed Compensation Programs:
Example: DuPont's Performance-based Stock Units ("PSUs")

- **Trian believes a well constructed compensation program is one of the highest priorities of any Board as it is the primary tool to influence management behavior**
- **In the case of DuPont, long term incentive ("LTI") is the largest component of compensation; PSU's are the largest component of LTI; *revenue performance* is a primary driver of PSU value**
- **Despite bottom quartile TSR performance vs. proxy peers, management's PSU payout in 2013 was *113% of target***



Source: DuPont 2014 proxy statement page 47



Source: DuPont 2014 proxy statement page 48

- **Prioritizing revenue growth without regard to return on capital incentivizes management to grow revenue recklessly and often results in long-term value destruction**

In collaboration with other board members, Trian's nominees will seek to craft a compensation program that better aligns management compensation with stockholder value creation

Poorly Constructed Compensation Programs:
High Annual Payouts Despite Poor Performance

- **While revenue and EPS growth fell far short of LT targets, Short Term Incentive payouts have been 86%-87%**



Growth From Prior Year
Total Revenue
Adjusted EPS
7%
3%
3%
12%
-6%
3%
LT Target
2012
2013
LT Target
2012(2)
2013
STI(1) Incentives Payout
86%
87%
2012
2013

Source: DuPont 2014 proxy statement page 6 and 2013 proxy statement page 25

Source: DuPont 2014 proxy statement page 6

- **Disconnected qualitative measures: How are Individual Performance Ratings ~100% of target when Business Unit Performance Ratings are low?**
  - ***Management should be compensated for strong operational execution, not personality, effort or political astuteness***



Business Unit Performance Rating
78%
81%
2012
2013
≠
Individual Performance Rating
90%-110%
90%-110%
2012
2013

Source: DuPont 2014 proxy statement page 45 and 2013 proxy statement page 33

Source: DuPont 2014 proxy statement page 45 and 2013 proxy statement page 33

Source: Company SEC filings. Business Unit Performance Rating is meant to measure executive performance based on the Company's actual business performance compared to its objectives for the year, comprised of 25% after-tax operating income vs budget, 25% revenue vs budget, 33% cash flow from operations vs budget and 17% dynamic planning factor. Individual Performance Rating measures executives performance on achieving personal tasks/objectives.

(1) Represents short-term (annual) incentive payout factor for NEOs.

(2) EPS growth rate as disclosed in DuPont's 2013 proxy statement. This figure excludes EPS related to Coatings.

Poorly Constructed Compensation Programs (CEO): The Board Is Going Through The Motions Vs Holding Management Accountable

Ellen Kullman (CEO) 2013 Compensation: $14.2m Board Justification:	Trian's Perspective
▪ "Refined the Company's growth strategy and set clear strategic and operational priorities and goals to create a higher-growth, higher-value company – this work included the decision to separate the Performance Chemicals segment"	▪ EPS grew just 3% in 2013, ~900 bps below the long-term target ▪ Missed original guidance by 9%, excluding 27 cents of one-time items (incl. one-time gains, earlier seed shipments, and a better than expected tax rate)(1) ▪ Business segments continued to underperform (organic growth and margins below that of peers in 5 of 7 segments) ▪ Slow execution of Performance Chemical separation (the length of time between announcement and expected completion date will be longer than that of 98% of spins over the last 10 years)(2)
▪ "Completed divestiture of DuPont performance Coatings"	▪ Dilutive divestiture of Coatings transferred >$5bn of shareholder wealth to private equity owners
▪ "Led the Company's improvement in differentiated capital deployment and disciplined execution of operating plans"	▪ *What does that mean?* ▪ Earned an uneconomic ROIC on 2/3rds of revenue base for the last seven years(3) and missed earnings guidance for three consecutive years(1)
▪ "Strengthened the Company's talent initiatives – improving diversity, enhancing companywide leadership and accountability, and defining a clear strategy on talent, acquisition, leadership development, succession planning, and performance management"	▪ Despite poor operating results, limited turnover at senior management level ▪ Question CEO's ability/willingness to attract fresh talent, given ~632 years of cumulative experience at DuPont from top 23 managers as of 12/31/13(4) ▪ Substantially the same language used in 2012 proxy statement, despite no discernable senior-level turnover

Source: DuPont 2014 proxy statement pages 48,49 and 52

Source: Company SEC filings.
(1) Please refer to page 49.
(2) Refers to the 502 spin-offs of US-domiciled business that have been announced and completed in the 10 year period ended 12/31/2014. Data source: Bloomberg.
(3) Please refer to page 78.
(4) Trian estimates based on Company Data Book, DuPont website and other public websites. Includes Schickler's 25 years at Pioneer prior to the company being acquired by DuPont.

Poorly Constructed Compensation Programs (CFO): The Board Is Going Through The Motions Vs Holding Management Accountable

Nick Fanandakis (CFO) 2013 Compensation: $3.8m Board Justification:	Trian's Perspective
▪ "Improved the Company's financial health by driving companywide efforts to improve profit margins, reduce debt, secure credit rating, and increase return on capital, positioning the Company to take advantage of future growth opportunities"	▪ EBITDA margins declined ~100bps from 2012-2013[1] ▪ Margins below that of peers in 5 of 7 segments[2] ▪ Retains low leverage despite low-interest rate environment; while competitors such as Monsanto use balance sheet to optimize returns
▪ "Drove strategic realignment of the portfolio"	▪ While PChem spin-off is a positive move for DuPont; remaining business continues to be disparate and overwhelmingly complex ▪ Trian warned that the business would be unable to deliver on long-term targets of 12% EPS growth; proved true in 2014 when DuPont lowered guidance[3]
▪ "Bolstered DuPont's credibility with its stockholders by improving performance vs. expectations and clearly communicating Company performance"	▪ Lowered 2013 EPS guidance in June, for the second consecutive year, from $3.85-$4.05 to $3.85[4] ▪ Included 27 cents of "manufactured earnings" benefits in 2013 EPS (including one-time gains, earlier seed shipments, and a better than expected tax rate)[5]
▪ "Capital management that permitted repurchase of $1bn of DuPont common stock and increase in dividend"	▪ Repurchased just $1bn despite $4bn in Coatings proceeds and underlevered balance sheet – Coatings became 27 cents more dilutive than needed[6] ▪ Dividend increase up just 5% yoy, below S&P increase of 9% in 2013[7]
▪ "Achieved outstanding value for stockholders in divestiture of DuPont Performance Coatings"	▪ Coatings sale led to significant value destruction – Transferred >$5bn of shareholder wealth to Private Equity owners by selling business versus tax-free spin-off[8] – Value destruction exacerbated by excess corporate costs: $339m of 2011 EBITDA under DuPont vs $568 standalone[9] – **Dilutive to EPS:** 33 cents dilutive (8% of 2013 EPS) before cost savings[10]

Source: DuPont 2014 proxy statement pages 49 and 52

Source: Company SEC filings.
(1) EBITDA margins fell from 19.5% to 18.6%. Source: Q4 2013 Form 8-K.
(2) Please refer to page 59.
(3) In June 2014, DuPont revised guidance from $4.20-$4.45 to $4.00-$4.10. In 2014, DuPont grew EPS just 3% for the year.
(4) Please refer to pages 49 and 52.
(5) Please refer to page 52.
(6) Based on assumed $3bn of buyback over average 2012 share price.
(7) Source: DuPont SEC filings and Bloomberg.
(8) Axalta's enterprise value as of 2/6/15 vs net Coatings proceeds of $4bn.
(9) Please refer to page 71.
(10) Dilution represents Trian's estimate. Uses $0.41 of stated EPS dilution from coatings and deducts estimated accretion of $0.09 per share from $1bn stock repurchase.

The CEO Sold 23% Of Her Stock After Shares Spiked Upon Release Of Trian's Summary White Paper

- **Trian estimates that, since Trian first invested, the CEO has disposed of ~749,927 net shares, or ~54% of her equity position[(1)], which Trian estimates to be worth >$49m[(2)]**
  - 97% of net shares sold over this period related to shares or options with expiration dates of February 2016 or later
- **After the release of Trian's Summary White Paper, the CEO sold 23% of her position over the subsequent week, while the stock hit a new 15-year-high of $72.83**
- **"Kullman's most recent aggressive sale and price targeting raises a *red flag* and questions as to the CEO's valuation view…That was the largest sale at DD in at least 10 years [September 2014 exercise-and-sale transactions]…"** - InsiderScore Report, 9/25/14

Stockholders award management long-term incentives to ensure an alignment of interests. The intention is not for management to sell prematurely.

Ellen Kullman's Cumulative Share Sales Over Time

DuPont Share Price
$80
$75
$70
$65
$60
$55
$50
$45
$40
Cumulative % of Total Holdings Sold
100%
80%
60%
40%
20%
0 %
Mar-2013
Jun-2013
Sep-2013
Dec-2013
Mar-2014
Jun-2014
Sep-2014
Dec-2014
Trian invests in stock
Share sale
Option exercised & sold
Option exercised & sold
Kullman exercises & sells options worth ~23% of her stake, at a 15-year high
Trian Summary White Paper released
Cumulative % of Total Holdings Sold by Ellen Kullman
DD Stock Price

Source: Capital IQ and SEC Filings.

(1) Information based on Form 4s and Company proxy statements. Trian's analysis is conducted on a "net share-settled basis". As such, when calculating ownership and share sales, Trian deducts the cash/shares required to exercise the options (i.e., Trian uses "treasury stock method" to calculate the CEO's ownership). For options exercised, Trian uses the share price on the date the options were exercised to estimate the net shares sold / owned. Trian's analysis takes into account (i) shares directly owned at the beginning of Trian's investment, (ii) RSUs that have vested over the period of Trian's ownership, (iii) performance-based stock units that have vested over the period (net of taxes), and (iv) net shares from options exercisable over the period. According to SEC filings, most of these sales of DuPont shares by the CEO were made pursuant to Rule 10b5-1 trading plans. While Rule 10b5-1 trading plans provide for automatic purchases or sales pursuant to a formula or similar method for determining the amount, price and/or date of the transaction, Rule 10b5-1 trading plans may generally be terminated or amended prior to their predetermined end.

(2) Based on Form 4s. $49m estimate deducts sale proceeds used to cover option strike price (i.e., estimate is based on net-share settled basis).

The Board Must Hold Management Accountable

- **In February 2014, Trian wrote to DuPont's Lead Director:**

> "…we are skeptical that management will be able to deliver on the promise of a "higher growth, higher value" DuPont and achieve the promised 7% top line and 12% EPS…[and] we are concerned that management will continue to miss promised performance targets as "new DuPont" remains an inherently complex collection of disparate businesses with a high-cost corporate overhead structure and that it will trade at a conglomerate discount as it will be neither a growth play, nor a recovery play."

- **In March 2014, DuPont's Lead Director, on behalf of the Board, endorsed "management's plan" in a letter sent to Trian:**

> "To clarify our discussion that day [Trian's meeting with Sandy and management in December 2013] relative to our five year, long-term rolling growth targets of 7 percent revenue growth and 12 percent operating earnings growth, which were announced publically on December 9, 2010 at our Investor Day, **we continue to believe these goals are both appropriate and achievable. We fully endorse management's plan and are encouraged by the progress against them.**"



- **Despite the Lead Director's assurances, in June 2014, DuPont lowered guidance for the third consecutive year**
- **The independent directors of DuPont, who own very little stock (collectively ~$20mm in shares[(1)]), have repeatedly failed to hold management accountable for missing its publicly stated financial targets; it is time for an "ownership mentality" in the Boardroom**

Source: February and March 2014 letters exchanged between DuPont's Lead Director and Trian and DuPont press release dated 6/26/14, in which it revised its 2014 outlook.
(1) Estimates based on SEC filings and Bloomberg. Excludes CEO who is not considered an "independent" director. Assumes closing stock price on 2/6/15 ($76.10).

Poor Corporate Governance Structure At Chemours

- **Trian is concerned that DuPont is spinning off Chemours to stockholders with a poor corporate governance structure – this "entrenchment" tactic could be a barrier to unlocking shareholder value**
- **Boards recognize that stockholders do not want entrenched directors and poor governance at spinoffs; Kraft (from Mondelēz), Time Inc. (from Time Warner) and PayPal (from eBay) are recently completed or announced spinoffs with shareholder friendly governance provisions**
- **In addition, DuPont has announced that it will appoint two of its directors, Curtis Crawford and Richard H. Brown (who will be Non-Executive Chairman of Chemours), to the Chemours' Board. Both of these directors received the most "Against" votes for re-election at DuPont's 2014 annual meeting (excluding DuPont's CEO and the Lead Director)**

Anti-Takeover Provisions: Chemours

- **Staggered board (3 classes)**
- **Supermajority vote (80%) required to amend bylaws and certain provisions of the certificate of incorporation**
- **No stockholder action by written consent**
- **High 35% threshold of stockholders to call a special meeting**
- **Did not opt out of Delaware General Corporation Law (DGCL) Section 203[(1)]**

Effects of These Provisions

- **Limited ability to maximize value through strategic or financial M&A –** could prevent stockholders from realizing the highest value for Chemours shares
- **Reduced accountability –** we believe that a staggered board drastically limits the ability of stockholders to hold a board accountable, thus creating a greater risk of the occurrence of value destructive actions by management and the board
- **Stockholder disenfranchisement –** high supermajority thresholds make it almost impossible for stockholders to amend the bylaws or certain provisions of the certificate
- **Prevention of the discovery of excess holding costs –** by creating a "moat" around a DuPont cost structure and management team (at Chemours), stockholders cannot benefit from fresh, third party perspectives (like Axalta)

Source: The Chemours Company, LLC Form 10 filed on December 18, 2014, SEC filings.
(1) DGCL Section 203 covers business combinations with "interested stockholders." Section 203 of the DGCL prohibits a corporation that has publicly traded stock from engaging in certain business combinations with an interested stockholder (defined as the owner of 15% or more of the corporation's voting stock), or an interested stockholder's affiliates or associates, for a three-year period unless, among other exceptions, approval of the board of directors (and, in some cases, the disinterested stockholders) is received.

Recent Trend Is For Increasingly Shareholder Friendly Corporate Governance

- **Both ISS and Glass Lewis have each recently adopted policies in favor of shareholder friendly governance at new public companies (IPO's and spinoffs):**

"ISS recently adopted a policy regarding so-called "unilateral" bylaw or charter amendments -- provisions adopted without public stockholder approval. Under this policy, beginning in 2015, it will generally recommend withholding votes from or voting against directors who, without putting the provision to a stockholder vote, approved bylaw or charter provisions that have the effect of restricting stockholder rights." – "Governance Issues in Spin-Off Transactions" published by Gibson Dunn on 2/5/15

"Glass Lewis ordinarily gives new public companies a one-year grace period to allow them time to comply with applicable regulatory requirements and meet basic corporate governance standards. However, if the company implements an anti-takeover measure such as a rights plan or a classified board before its initial public offering, without offering a sunset for the rights plan of three years or less or a 'sound rationale,' and the measure is not subsequently put to a stockholder vote, Glass Lewis will consider recommending voting against all members of the board who served at the time the measure was adopted." – "Governance Issues in Spin-Off Transactions" published by Gibson Dunn on 2/5/15

Source: Governance Issues in Spin-Off Transactions" published by Gibson Dunn on 2/5/15.

The Summary…With The Right Changes, DuPont Can Be Great

A vote for Trian's nominees is a vote for a minority slate of four directors with extensive operating, strategic, and financial experience and a history of generating long-term shareholder value – individuals committed to working collaboratively with the continuing directors to achieve the great potential of DuPont


New Perspectives
Robust Oversight
Enhanced Dialogue